
SEC MAIL PROCESSING
RECEIVED
JUL 2 3 2007
WASH, D.C.
209
SECTION


07073167

*Cardio***Dynamics**

THE ICG COMPANY

2006 Annual Report

Excerpted from Annual Report on Form 10-K Filed with the Securities and Exchange Commission on February 13, 2007

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include statements regarding our plans, goals, strategies, intent, beliefs or current expectations. These statements are expressed in good faith and based upon reasonable assumptions when made, but there can be no assurance that these expectations will be achieved or accomplished. Sentences in this document containing verbs such as "believe", "plan," "intend," "anticipate," "target," "estimate," "expect," and the like, and/or future-tense or conditional constructions ("will," "may," "could," "should," etc.) constitute forward-looking statements that involve risks and uncertainties. Items contemplating or making assumptions about actual or potential future sales, market size, collaborations, trends or operating results also constitute such forward-looking statements. These statements are only predictions and actual results could differ materially. Certain factors that might cause such a difference are discussed in our filings with the Securities and Exchange Commission, or SEC, including the section entitled "Risk Factors" incorporated by reference to our November 30, 2006 Form 10-K. Any forward-looking statement speaks only as of the date we made the statement, and we do not undertake to update the disclosures contained in this document or reflect events or circumstances that occur subsequently or the occurrence of unanticipated events.

PART I

ITEM 1. BUSINESS

CardioDynamics International Corporation ("CardioDynamics" or "the Company") is the innovator and market leader of an important medical technology called impedance cardiography ("ICG"). We develop, manufacture and market noninvasive ICG diagnostic and monitoring devices, proprietary ICG sensors and a broad array of medical device electrodes.

The Company was incorporated as a California corporation in June 1980 and changed its name to CardioDynamics International Corporation in October 1993. On March 22, 2004, the Company completed the acquisition of substantially all of the assets and certain liabilities of the Vermed Division ("Vermed") of Vermont Medical, Inc. Vermed is a manufacturer of electrodes and related supplies used in electrocardiograms ("ECG") and other diagnostic procedures for cardiology, electrotherapy, sleep testing, neurology and general purpose diagnostic testing. On June 2, 2004, the Company completed the acquisition of 80% of all outstanding shares of Medis Medizinische Messtechnik GmbH ("Medis"). Medis is a manufacturer of diagnostic and monitoring devices, which ICG technology for cardiovascular diagnostics sold internationally.

In December 2004, the Company received 510(k) clearance by the U.S. Federal Drug Administration ("FDA") for our new lead product, the BioZ ICG Dx. The BioZ Dx is the result of a co-development partnership and OEM Agreement between the Company and Philips Medical Systems, a division of Royal Philips Electronics ("Philips"), a worldwide leader in clinical measurement and diagnostic solutions for the healthcare industry. This partnership leverages each company's technology and expertise. The BioZ Dx also carries the CE mark, which is a required certification of essential environmental and safety compliance by the European Community for sale of electronic equipment. In June 2005, the Company received FDA 510(k) clearance for 12 lead diagnostic ECG capabilities integrated into the BioZ Dx product platform, which provided the world's first product with the ability to assess mechanical function with ICG and electrical function with 12 lead ECG. Using our BioZ ICG OEM module kit, Shenzhen Mindray Bio-medical Electronics Co, Ltd. ("Mindray"), the largest manufacturer of patient monitoring products in China, has integrated our ICG technology into its patient monitoring products and received Chinese SFDA and European CE mark regulatory clearance for this product in the fourth quarter of 2006.

We continue to sell our previous lead product, the BioZ® ICG Monitor (previously known as the BioZ.com®), which has FDA 510(k) clearance and carries the CE mark. We sell to physicians and hospitals in the United States through our own direct sales force and distribute our products to targeted international markets through a network of distributors. In November 1998, Health Care Finance Administration ("HCFA"), now known as the Center for Medicare & Medicaid Services ("CMS"), mandated national Medicare reimbursement for our BioZ® procedures and, in January 2001, implemented national uniform pricing throughout the United States. CMS reevaluated reimbursement of our ICG technology and issued a policy clarification in 2004 that restricted the availability of Medicare reimbursement for hypertension patients and left the decision of whether to cover ICG for high blood pressure (medically referred to as hypertension) to the CMS contractors that administer the CMS program in each state. In November 2006, in response to a request by the Company for national coverage of ICG for hypertension, CMS announced that their hypertension reimbursement policy for ICG would remain unchanged, and CMS contractors would continue to have the discretion to cover ICG for hypertension. To date, we have sold nearly 7,000 ICG systems (stand-alone products and integrated modules) to physician offices and hospital sites throughout the world.

Our proprietary and patented ICG technology noninvasively quantifies the *mechanical* functioning of the heart and monitors the heart's ability to deliver blood to the body. Our systems provide hemodynamic (blood flow) parameters, the most familiar of which is cardiac output, or the amount of blood pumped by the heart each minute. Our products help physicians assess, diagnose, and treat patients with heart failure, hypertension (high blood pressure), and shortness of breath. It is estimated that there are over 5 million heart failure patients in the United States and over 65 million patients with high blood pressure. Our technology complements ECG (*electrical* characteristics) and supplements information obtained through the five vital signs – heart rate, respiration rate, body temperature, blood pressure and oxygen saturation – quickly, safely and cost effectively.

The traditional method used to measure blood flow (hemodynamic) parameters is pulmonary artery catheterization (PAC), which is an invasive procedure that requires insertion of a catheter (plastic tube) into the heart itself. Complications associated with this procedure occur in as many as one in four reported cases and typically include irregular heartbeats or infection, but in rare cases, pulmonary artery rupture or even death. The PAC procedure is a diagnostic procedure with a catheter inserted into the right side of the heart and should not be confused with the diagnostic and therapeutic procedures involving the left side of the heart, which are used to assess whether coronary artery blockages exist and then intervene to prevent the further occlusion of coronary arteries.

Because of the high risk of complications, physicians generally prescribe PAC only for critically ill patients. In the non-sterile environment of a physician's office or outpatient clinic, PAC is simply unavailable. As a result, in the majority of situations, a physician seeking to assess hemodynamics normally must do so through indirect means, such as by measuring blood pressure or checking the pulse, and/or through employing subjective, imprecise examination techniques, such as looking at distension of neck veins. Thus, a compelling need exists for objective, noninvasive measurement tools, such as our BioZ® ICG Systems. In 2004, the company estimates that in North America, the number of noninvasive hemodynamic procedures with ICG surpassed the number of invasive hemodynamic procedures with PAC.

During ICG monitoring using our BioZ ICG Systems, an undetectable electrical signal is sent through our proprietary sensors placed on the patient's neck and chest. Our DISQ® (Digital Impedance Signal Quantifier) and AERIS™ (Adaptive Extraction and Recognition of Impedance Signals) processing analyzes ICG waveforms and the Z MARC® (Impedance Modulating Aortic Compliance) Algorithm is used to calculate significant hemodynamic parameters. Based on this data, a physician can quickly and safely assess and diagnose the underlying cardiovascular disorder, customize and target treatment, monitor the effectiveness of prescribed medications and more accurately identify potential complications.

Our objective is to enhance patient lives through pioneering a new approach to drug management and to make a genuine contribution to healthcare economics with our noninvasive technologies. Key elements of our strategy have included efforts to:

- *aggressively market and sell ICG products through our direct sales force;*
- *broaden our product offerings and distribution channels through strategic relationships;*
- *grow recurring revenue through increased use of our proprietary disposable sensors;*
- *expand evidence of our technology's validity and clinical application in our target markets;*
- *maintain market leadership through product improvements and extensions; and*
- *target new market opportunities through acquisition and technology development.*

Investors wishing to obtain more information about CardioDynamics may access our annual, quarterly and other reports and information filed with the SEC. Investors can read and copy any information the Company has filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. You can obtain additional information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us. The Company also maintains an Internet site (www.cdic.com) where we make available, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and any amendments to those reports, as well as Section 16 filings, as soon as reasonably practical after such material is electronically filed with or furnished to the SEC. The information on our website is not incorporated by reference into this annual report.

Industry Overview and Company History

Our proprietary technology provides medical professionals in the physician's office and hospital with noninvasive access to objective patient data to effectively assess, diagnose and treat heart failure, high blood pressure, shortness of breath, emergency, pacemaker, and critically ill patients.

In the hospital setting, the BioZ is a noninvasive, cost-effective and safe alternative to the invasive PAC procedure and may also be used in many situations in which PAC is not feasible. However, the advantages of our proprietary technology are not limited to the hospital or the critically ill. We believe that the greatest current potential for the BioZ product line lies in the use of noninvasive hemodynamic measurements in the physician office. We estimate that the cumulative worldwide market potential is approximately $2.1 billion for our BioZ equipment product line. This estimate includes $1.4 billion from potential sales to the approximately 70,000 U.S. physician offices that would be likely to benefit from BioZ products and $700 million to U.S. and international hospitals with OEM-based and standalone BioZ products. The estimated U.S. and international annual recurring revenue from ICG disposables is approximately $855 million based on 120 million annual BioZ tests.

Strategy

Our objective is to enhance patient lives through pioneering a new approach to drug management and to make a genuine contribution to healthcare economics with our noninvasive technologies. Our objective will be achieved if and when noninvasive ICG technology becomes a cardiovascular standard of care. We intend to position BioZ ICG technology as a key diagnostic and monitoring tool for assessing and treating heart failure, hypertension, shortness of breath, pacemaker, emergency, critically ill, and home healthcare patients. Our corporate strategy includes:

Aggressively market and sell ICG products through our direct sales force.

We intend to continue to leverage our direct sales force to capitalize on our first-to-market position in the United States to further penetrate the physician office market. We believe that a strong direct sales force supplemented by our clinical application specialists to clinically train is best suited to educate the medical community about how our technology can improve patient outcomes and decrease costs. We have approximately 35 domestic direct sales representatives who sell our products, as well as three regional sales managers, and a vice president of sales. In addition, we have 20 clinical application specialists, two regional clinical managers and a national clinical applications director to supplement our field sales team and enhance disposable product utilization through customer education and implementation of appropriate protocols for device use. By improving device utilization, we believe we can strengthen customer loyalty and increase capital revenue from device sales and disposable product revenue from our proprietary sensors.

Broaden our distribution channels through strategic relationships.

We plan to establish strategic relationships with major patient monitoring and diagnostic cardiology companies, pacemaker manufacturers, and other medical products and technology companies to increase the availability of our proprietary technology. We believe that strategic relationships can accelerate market penetration of BioZ ICG technology in markets not served by our direct sales team and provide us with access to the large installed bases of patient monitoring, cardiology, and other complementary medical equipment.

Grow recurring revenue through increased use of our proprietary disposable sensors.

During fiscal 2000, we successfully developed and received FDA 510(k) clearance on our patented BioZtect® sensor technology that provides notable improvements in performance and features. Its unique shape and chemical composition, adhesion characteristics and more user-friendly design optimize signal transmission and detection sensitivity. In fiscal 2006, we further strengthened our sensor technology through the development and FDA 510(k) clearance on our patent-pending BioZ AdvaSense™ sensor. BioZ AdvaSense™ incorporates the advancements of the BioZtect® sensor and also incorporates additional design features to ensure proper patient connection thereby ensuring data integrity. Our proprietary sensor and cable systems provide enhanced features to our customers and promote the exclusive use of our proprietary sensors with our equipment to ensure optimal product performance and accuracy. During fiscal 2004, we acquired Vermed, an ECG electrode manufacturer that accounted for 35% of our net sales in 2006. The Vermed acquisition provided vertical integration allowing in-house advanced product research and development and manufacturing of our ICG sensors. As our installed base of BioZ products grows, and our ECG sensor business grows, we expect that the disposable sensor revenue stream could account for more than 70% of our total net sales within the next several years.

Expand evidence of the technology's validity and clinical application in our target markets.

While a significant amount of evidence substantiating ICG's validity and clinical application is now available, we will continue to invest in supporting clinical trials to further expand this evidence and provide prospective customers with data regarding the efficacy of ICG. Three major multi-center clinical trials were published in 2006, including studies in outpatient heart failure ("PREDICT"), emergency department shortness of breath ("ED-IMPACT"), and hypertension ("CONTROL"). In 2007, the Company will initiate the PREVENT-HF trial, one of the largest randomized trials ever conducted in outpatient heart failure with device-based management.

Maintain market leadership through product improvements and extensions.

We intend to advance the development of our core algorithms to provide physicians with improved cardiac function measurement capabilities on a broad class of patients. We believe that continued advances in our ICG technology will increase physician usage and loyalty and strengthen our industry position. We will capitalize on our expertise in ICG signal processing and sensor technology to improve system performance in the presence of signal noise and patient movement thereby leading to additional applications for cardiovascular disease management.

In 2001, we released the BioZ® ICG Module for the GE Medical Systems Information Technologies ("GEMS-IT") bedside monitoring systems. This product is distributed worldwide by GEMS-IT for their Solar® 7000, 8000, 8000M, and DASH 3000, 4000 patient monitors. In July 2002, we signed a Co-Development and OEM Agreement with Philips, a worldwide leader in clinical measurement and diagnostic solutions for the healthcare industry. As a result of the Co-Development, in December 2004, CardioDynamics received 510(k) clearance by the FDA for our new product the BioZ Dx ICG Diagnostics device. We released this product in the beginning of 2005. In June 2005, we received FDA 510(k) clearance for 12 lead diagnostic ECG capabilities on the Dx ICG platform. Philips has the right to purchase ICG modules from us and sell the combined ECG/ICG product in their key markets. In July 2006, we announced an Original Equipment Manufacturer ("OEM") agreement with Shenzhen Mindray Bio-medical Electronics Co, Ltd. (Mindray), the largest manufacturer of patient monitoring products in China. Under the terms of the agreement, Mindray will integrate CardioDynamics BioZ® ICG technology into its patient monitoring products, and CardioDynamics will receive a licensing fee for each BioZ® ICG OEM kit purchased by Mindray.

Target new market opportunities through acquisitions of complementary technologies and technology development.

In 2004, we acquired two companies, Medis (a German ICG device design and manufacturer) and Vermed (a Vermont-based electrode manufacturer). The Medis acquisition strengthens our core ICG technology development capabilities and provides us with a European partner for market development opportunities in that region. The Vermed acquisition provides vertical integration of our disposable sensor business, protecting and increasing the margin on that important revenue source.

We will continue to focus on new applications for our core technology. Advances in ICG technology could be applied in the areas of sensor technologies, pacemaker optimization, dialysis fluid management, high-risk obstetric patients, oncology, and pharmaceutical development and testing. Pharmaceutical companies such as GlaxoSmithKline, Eli Lilly and Co. and Pfizer Inc. are currently using our technology to document the cardiovascular effects of their pharmaceutical agents in both animals and humans.

Continued innovation and commercialization of new proprietary products are essential elements in our long-term growth strategy. We intend to continue to seek a competitive advantage by acquiring complementary technologies and additional patents and other proprietary rights, as we deem appropriate.

ICG Technology

While ECG technology noninvasively measures the heart's *electrical* characteristics, our ICG technology makes it possible to measure the heart's *mechanical*, or blood flow, characteristics. By using our products, physicians have an easy, noninvasive, safe, painless and cost-effective way to monitor the heart's ability to deliver blood to the body.

In order to measure this conductivity change, our BioZ products use four dual sensors (two on the neck and two on the chest) to deliver a high frequency (70 kHz), low magnitude (4 mA), alternating current through the chest that is not felt by the patient. Our BioZ ICG Monitor uses proprietary DISQ® and AERIS™ processing which measures the changes in impedance to the electrical signal. The changes in impedance are then applied to the Z MARC® Algorithm to provide cardiac output, the amount of blood pumped by heart in one minute. Additional parameters that are provided include those indicating blood flow from the heart, the resistance the heart is pumping against, the force the heart is contracting, and the amount of fluid in the chest. These parameters are printed on a report that allows the doctor to customize and optimize treatment for a particular patient.

Some physical and medical conditions may diminish the accuracy of the measurements provided by our products; therefore, use of our BioZ ICG products in such cases is not appropriate. We believe that inaccuracies are most likely to occur in patients who are experiencing severe septic shock, severe aortic valve regurgitation, severe irregular ventricular heartbeats, or heart rates greater than 180 beats per minute. In addition, there is inadequate data demonstrating the accuracy of our products in patients who are shorter than 47 inches or who weigh less than 66 pounds or more than 342 pounds, as well as in patients who move excessively during the BioZ procedure.

Pricing

Our products have established list prices and we discount the list prices of our products in some circumstances based primarily upon volume commitments or marketing promotions. We also provide discounts on the purchase of refurbished equipment and to distributors who perform sales and customer service functions for us.

Segments

We focus our business on two principal operating segments: Impedance Cardiography (ICG) and Electrocardiography (ECG). Note 3 "Geographic and Segment Information," to our financial statements describes these segments. The principal products in each of these segments consist of the following:

- **ICG Segment**

  BioZ® Dx ICG Diagnostics - In December 2004, we received FDA 510(k) clearance on the BioZ Dx, which resulted from a co-development partnership and OEM Agreement with Philips. The BioZ Dx has significant improvements with AERIS™ processing and 12-lead ECG capability. It also features an integrated full-page thermal printer, color display screen, a standard five-year warranty and a new Thera-Trak™ reporting function that allows physicians to automatically compare a patient's last ICG report to the current ICG report. Commercial shipments of the BioZ Dx commenced in the first quarter of 2005.

  BioZ® ICG Monitor - Our noninvasive cardiac function monitoring device, the BioZ® ICG Monitor, features a portable design, transportable battery and integrated blood pressure. BioZ ICG Monitors are sold with a pole cart, printer and keyboard for end user data entry and include a standard one-year warranty.

  BioZ® ICG Module - The BioZ ICG Module was jointly developed with GEMS-IT. The module integrates our proprietary BioZ ICG technology into GE's Solar® and DASH patient monitoring systems and includes a standard one-year warranty.

  BioZtect® and BioZ® Advasense™ Sensors - We market disposable sensors designed specifically for use with our BioZ® products. Four of our dual sensors are used in each monitoring session. Our proprietary sensor and cable systems provide enhanced features to our customers and promote the exclusive use of our proprietary sensors with our equipment to ensure optimal product performance and accuracy. We have a patent on our BioZtect® sensors and a patent-pending on our Advasense™ Sensors.

  Niccomo ICG Monitor - The Medis Niccomo ICG monitor is sold through our international sales force outside the United States. It incorporates a color touch screen and integrated strip printer and includes a standard one-year warranty. Medis also manufactures and sells the Cardioscreen and Rheoscreen product lines of venous blood flow products that are sold internationally. None of these Medis products have FDA clearance for sale in the U.S.

  BioZ® ICG OEM Module Kit - The BioZ ICG OEM Module Kit is available to other medical device companies to incorporate ICG measurements as an option in the sale of their existing devices. The OEM kit is current used by Mindray, the largest manufacturer of patient monitoring products in China, and includes a one-year warranty.

- **ECG segment**

  ECG Electrodes - Vermed manufactures and markets a large number of ECG electrodes for resting, stress, and ambulatory applications and other diagnostic procedures for cardiology, electrotherapy, sleep testing, neurology and general purpose diagnostic testing. Vermed also manufactures private label ECG electrodes for distributors and medical device companies.

Backlog

We do not generally carry order backlog in our ICG business, however the order backlog in our ECG business was $1,025,000 and $995,000 as of November 30, 2005 and 2006 respectively. The orders included in our backlog are generally credit approved customer purchase orders expected to ship within the next 12 months.

Sales and Distribution

We view the United States ICG marketplace as two distinct segments: the outpatient (physician) market and the hospital market. In the outpatient market, we target physician offices and hospital-based and freestanding outpatient facilities for our stand-alone BioZ® products through our direct sales force and distributors. In 2004, we initiated distributor sales efforts with Physician Sales and Service ("PSS") and Caligor Medical (Henry Schein, Inc.) to provide leads to our direct sales representatives in an effort to accelerate market penetration. After not achieving the results we had planned, we decided at the end of 2005, to intensify our clinical sales efforts with our internal sales force to drive product acceptance. In contrast to the hospital market, there are few, if any, formal capital equipment budget processes in the outpatient market and purchasing decisions can therefore be made more quickly. Consequently, our direct and distributor sales force is focused primarily on the outpatient markets.

We continue to believe that the hospital market represents a large and viable market for our products, but our current strategy is to focus our direct sales force on outpatient markets and allow our OEM partners to develop the hospital market for ICG.

Internationally, we sell our products through local medical distributors. Currently, we have distribution partners and end-users in more than 30 countries around the world. Additionally, our international sales team supports GEMS-IT sales teams in selling our ICG Module that interfaces with the GEMS-IT Solar and DASH monitoring systems. We do not offer product return rights to our distributors.

Strategic Relationships

During the fourth quarter of fiscal 2000, we entered into an agreement with GEMS-IT for the development of a custom plug-in module for the GEMS-IT Solar® and DASH series of bedside monitors. This product was introduced to the market in June 2001 and extends the capabilities of the GEMS-IT Solar product family to provide all of the hemodynamic parameters of the BioZ ICG Monitor to GEMS-IT's installed customer base of well over 50,000 units. This product is distributed worldwide by CardioDynamics and GEMS-IT for their Solar® 7000, 8000, 8000M, and DASH 3000, 4000 patient monitors. We believe that other patient monitoring companies could benefit from the addition of similar modules to their estimated installed base of over 200,000 modular bedside monitors.

In July 2002, we signed a Co-Development and OEM Agreement with Philips Medical Systems. The joint product development combines CardioDynamics' proprietary ICG technology with Philips' diagnostic 12-lead ECG. We released both an ICG-only device with the jointly developed platform in the beginning of 2005, and a combined ICG/ECG device in mid-2005. The Co-Development and OEM agreement allows both companies to market the combined ICG/ECG product, although only CardioDynamics is doing so at the current time.

Medis entered into a technology licensing relationship with Analogic Corporation in March 2001. Under the agreement, Medis licensed their ICG circuit board and software design to Analogic as a key component to their own ICG monitor. This product, called the LifeGard Monitor, was released in 2004, and is also sold by Philips as a stand-alone ICG monitor under the Philips brand. We receive a licensing fee each time an Analogic or Philips ICG device is sold.

In July 2006, we announced an OEM agreement with Mindray, the largest manufacturer of patient monitoring products in China. Under the terms of the agreement, Mindray will integrate CardioDynamics BioZ® ICG technology into its patient monitoring products, and CardioDynamics will receive a licensing fee for each BioZ® ICG OEM kit purchased by Mindray.

Medicare and Other Third-Party Reimbursement

In the outpatient market, most medical procedures are reimbursed by a variety of insurance sources, including Medicare, Medicaid and private insurers. CMS, which is the governmental body that approves medical services for financial reimbursement under Medicare and Medicaid, determines whether to reimburse for a given procedure and assigns an amount allowed. In September 1998, the CMS mandated Medicare coverage of Electrical Bioimpedance services, such as the CardioDynamics BioZ, on a national basis. The established Medicare coverage for BioZ ICG Systems has improved our ability to penetrate the outpatient market, as Medicare provides health insurance to approximately 50 million people in the United States.

In November 2000, CMS established a uniform national pricing level for the use of our equipment which was implemented in January 2001. In January 2002, the American Medical Association issued a formal Level I HCPCS procedure code, (also referred to as a CPT Code) for BioZ ICG technology. The code is 93701.

In December 2002, CMS initiated a reconsideration of ICG's indications for use. In January 2004, CMS issued an updated national coverage determination. Of the six indications previously indicated, five are substantially unchanged. One indication, "suspected or known cardiovascular disease," has been revised to specifically allow CMS contractor discretion in the coverage of resistant hypertension. Resistant hypertension is defined by CMS to include patients with uncontrolled blood pressure (greater than or equal to 140 mm Hg systolic blood pressure and/or 90 mm Hg diastolic blood pressure) on three or more anti-hypertensive medications, including a water pill known as a diuretic. This change served to restrict the number of hypertensive patients eligible for CMS reimbursement for ICG monitoring. The revised CMS indications were as follows:

- *Optimization of fluid management in patients with heart failure.*
- *Differentiation of cardiogenic from pulmonary causes of acute dyspnea.*
- *Optimization of atrioventricular (A/V) interval for patients with A/V sequential cardiac pacemakers.*
- *Monitoring of continuous inotropic therapy for patients with terminal heart failure, when those patients have chosen to die with comfort at home, or for patients waiting at home for a heart transplant.*
- *Evaluation for rejection in patients with a heart transplant as a predetermined alternative to a myocardial biopsy.*
- *CMS local contractor discretion for the treatment of resistant hypertension. Resistant hypertension is defined as patients with uncontrolled blood pressure (greater than or equal to 140 mm Hg systolic blood pressure and/or 90 mm Hg diastolic blood pressure) on three or more anti-hypertensive medications, including a water pill known as a diuretic.*

In November 2006, in response to a request by the Company for *national* coverage of ICG for hypertension, CMS announced that their hypertension reimbursement policy for ICG would remain unchanged and CMS local contractors would continue to have the discretion whether or not to cover ICG for hypertension.

Some private insurers cover the BioZ ICG test, including Aetna, Humana, and Blue Cross Blue Shield and others (in select states). We continue active discussions with CMS and private insurers to maintain and expand reimbursement indications for ICG.

Marketing

Our primary prospects in the outpatient market include cardiologists, internal medicine physicians, and family practitioners caring for heart failure, hypertension, shortness of breath, and pacemaker patients. Patients in the United States who may benefit from our technology include the 65 million hypertension patients, five million heart failure patients, over one million pacemaker patients, and 20 million patients with a sudden onset of shortness of breath. Our marketing strategy is designed to:

- *increase physician and hospital personnel knowledge of ICG technology;*
- *demonstrate the ability of the BioZ ICG Systems to assist physicians in the objective identification and appropriate pharmacological treatment of heart failure, hypertension, and shortness of breath patients;*
- *show the ability of the BioZ ICG Systems to assist physicians in the optimization of pacemakers;*
- *demonstrate cost savings of providing ICG monitoring to patients through more efficient care and reimbursement through CMS-mandated Medicare and private insurers; and*
- *educate physicians and hospital staff of the importance of hemodynamics in the treatment of patients who would normally not be monitored with a PAC due to practice setting, costs and complications.*

Our marketing promotion strategy is based on key medical conference participation, direct mail programs, internet-based product and clinical information, and live and direct mail clinical education literature.

Research and Development

Our research and development team, which consists of both scientific and engineering professionals, has extensive experience in the areas of ICG, physiologic signal processing, hardware and software development, and regulatory compliance. The team is responsible for on-going product engineering, new product development and basic research into ICG technology and additional noninvasive monitoring applications.

Our team continues to investigate the physiologic mechanisms underlying our ICG signal as a means of developing new diagnostic parameters. In addition, we are continuously researching the application of digital signal processing methodologies to improve the quality of signal acquisition and analysis algorithms. Some of this research has resulted in several U.S. patents issued and patents pending. Our expenditures that have been accounted for as research and development were $2,222,000 (7.3% of net sales) in 2006, $2,487,000 (6.7% of net sales) in 2005, and $4,353,000 (10.6% of net sales) in 2004.

To supplement our internal development team, we retain Rivertek Medical Systems, Inc. ("Rivertek") as an adjunct to our development efforts, of which our former chief technology officer is a 100% beneficial owner. In December 2005, Dennis Hepp retired from services as CardioDynamics' Chief Technology Officer. See Item 13, "Certain Relationships and Related Transactions", in this Annual Report. Rivertek is located in Minneapolis, Minnesota and serves as an engineering consulting firm for medical device manufacturers, including Guidant Corporation and Medtronic, Inc., as well as emerging medical technology companies.

Intellectual Property

Our success, to some extent, depends on our ability to maintain patent protection for our products and processes, to preserve our trade secrets and proprietary technology and to operate without infringing upon the patents or proprietary rights of others. We have developed proprietary software for which we have not filed patents. We generally file patent applications in the United States and foreign countries where patent protection for our technology is appropriate and available. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect trade secrets and other proprietary technology.

To date, we have filed a total of ten U.S. utility patent applications and three U.S. design patent applications, two European patent applications and one PCT patent application filing. Of these applications, six U.S. patents were issued in 2003 and one was issued in 2006. Of the four U.S. utility patents that have issued, a key patent is *U.S. Patent Number 6,561,986, "Method and Apparatus for Hemodynamic Assessment Including Fiducial Point Detection,"* which contains 46 claims and is a strategic patent underlying the Company's novel AERIS™ (Adaptive Extraction & Recognition of Impedance Signals) processing. AERIS utilizes breakthrough techniques in time-scale signal processing to filter and accurately determine key ICG and ECG waveform characteristics, known as "fiducial points." ICG and ECG fiducial points form the core measurements from which BioZ parameters are determined. AERIS processing provides enhanced stability, accuracy, and reproducibility in a broader range of patient monitoring conditions.

Another utility patent, U.S. 6,636,754, relates to our electrode technology protection along with three design patents that were issued in 2003. These patents cover various design aspects of the Company's BioZtect sensors and apply to sensors for use with the BioZ and BioZ Dx ICG Monitors as well as the BioZ ICG Module. The BioZtect sensors offer notable improvements in safety and signal transmission and detection, which are critical for device performance.

During 2005 we became aware of a company that was selling competitive ICG sensors for use with our BioZ systems. We filed a patent infringement suit and they countersued to have our patent declared invalid and for other restraint of trade claims. In 2006, both parties agreed to drop their lawsuits and the other company agreed to pay us a royalty on future ICG sensor sales. Subsequently, in 2006 we filed two additional U.S. utility patent applications to further strengthen our intellectual property protection on a new model ICG sensor, Advasense.

Clinical Studies

We are committed to supporting well-designed clinical research studies utilizing ICG technology that demonstrate validity, reproducibility, clinical utility and cost-effectiveness. Our clinical research team participates in monitoring and analysis of company-sponsored clinical trials and support of multiple investigator-initiated trials.

Previous generation technology

Several hundred research papers on ICG technology have been published since 1993. In general, these studies reported mostly favorable results when comparing cardiac output measurements with those of other techniques, such as PAC.

The previous generation technology we acquired in 1993 worked reasonably well in a select group of patients. However, significant technological limitations became evident when monitoring ventilated patients and those with increasing heart rates, high heart rates, abnormal heartbeats, high respiration rates and pacemakers. These limitations related to both hardware and software inadequacies. As a result of intense research and development focus and concerted effort, combined with advances in computer processing power, CardioDynamics has addressed these limitations by improving the electronics, digital signal processing, and parameter computation algorithms.

New technology

As studies are conducted with our new technology, their results are summarized first as abstracts, and then as manuscripts that move through the peer review process towards publication. This process can take two years or more to complete. The results of several major studies addressing each of these areas have been released with positive results.

In May 2002, the results of a significant Mayo Clinic study were published in the peer-review journal, *Hypertension*. The results of the study demonstrated 70% superiority in effectively treating previously-uncontrolled hypertension patients when our BioZ® ICG was used as compared to traditional management by high blood pressure specialist physicians.

In March 2006, the results of the ED-IMPACT trial (Impedance Cardiography-Aided Assessment Changes Therapy in Emergent Dyspnea) were published in the peer-reviewed journal, *Academic Emergency Medicine*. The study demonstrated the impact of ICG data upon diagnosis and treatment in patients short of breath in the emergency department. The results demonstrated a 39% change in therapeutic plan and 13% change in diagnosis, which were considered very significant findings.

In April of 2006, the results of the 11 center multi-center CONTROL trial (Consideration of Noninvasive Hemodynamic Monitoring to Target Reduction of Blood Pressure Levels) were published in the peer-reviewed journal, *Hypertension*. This study was designed to evaluate the community-based treatment of mild to moderate hypertension patients (vs. the Mayo Clinic Study that was conducted in more severe hypertension treated by specialists). We evaluated the reduction of blood pressure and the achievement of blood pressure control in patients treated with and without BioZ ICG. The results of the study demonstrated that use of BioZ® ICG achieved significantly greater reductions in blood pressure (8 mm Hg systolic and 7 mm Hg diastolic) more than two times better than standard care for achievement of blood pressure control to 130/85 mm Hg.

In June of 2006, the results of the PREDICT trial (Prospective Evaluation and Identification of Cardiac Decompensation in Patients with Heart Failure by Impedance Cardiography Test) were published in a peer-reviewed journal, the Journal of the American College of Cardiology. PREDICT was led by principal investigator, Dr. Milton Packer, and 21 top U.S. heart failure centers participated in the study. The study was designed to show whether ICG variables could predict whether a heart failure patient would die or be hospitalized. The results showed that of all the variables measured in the study, ICG was the most powerful predictor of death or hospitalization. A patient with a high risk ICG test was over 8 times more likely to die or be hospitalized in the short-term (2 weeks) than a patient with a low risk ICG test.

In addition, multiple other ICG studies have been published in journals such as *Chest*, *American Journal of Cardiology*, and *Congestive Heart Failure*.

Strategic Future Trial

We are sponsoring a multinational, multi-center trial in heart failure patients which will evaluate whether the predictive power of ICG as demonstrated in PREDICT study can be used to change medical managements and subsequently reduce heart failure hospitalizations, as compared to standard care without the use of ICG. The study is called PREVENT-HF – Prevention of Heart Failure Events with Impedance Cardiography Testing and is expected to commence in 2007.

Manufacturing

Our products are manufactured in San Diego, California; Bellows Falls, Vermont; and Illmenau, Germany. The CardioDynamics headquarters in San Diego includes the manufacturing and service facility for the CardioDynamics BioZ ICG systems. The Vermed subsidiary in Bellows Falls is a wholly owned subsidiary that manufactures and packages disposable electrodes and related supplies utilized in ECG, ICG and other diagnostic procedures. The Medis subsidiary in Illmenau is a majority owned subsidiary that manufactures ICG and venous blood flow products, including the Rheoscreen product line, Cardioscreen and Niccomo ICG monitors.

Each location has established procedures and controls intended to ensure that both products and purchased parts are designed and manufactured to meet customers' requirements. We purchase the components and raw materials used in manufacturing our products from various suppliers. Our suppliers are evaluated, qualified and monitored to assure continuity of supply while maintaining high quality and reliability. We have systems and procedures in place to ensure timely and effective corrective and preventive actions are taken if we, or our customers, identify non-conformities.

Warranty and Repair

We warrant that our stand-alone BioZ Dx System will be free from defects for a period of 60 months from the date of shipment on each new system sold in the United States, and for 13 months on BioZ systems sold internationally. Medis warrants that the Niccomo ICG monitor will be free from defects for 12 months. We warrant that new stand-alone BioZ Monitors and factory certified refurbished BioZ Dx and BioZ Monitor systems will be free from defects for a period of 12 months from the date of shipment. The warranty includes all options and accessories purchased with the system, except for the external patient cables, the external printer, power cords, and inflatable blood pressure cuffs that are covered for a period of 90 days. When warranty repairs are necessary, we generally perform them at our San Diego facility. In some cases, our distributors perform repairs in authorized service centers. In 2004, we added an additional International service center in Dubai, United Arab Emirates to fulfill the needs of the growing Middle-eastern market for ICG.

We provide on-call technical support and, on occasion, offer field clinical support specialists. In addition to our standard warranty, we offer Z Care® extended warranty agreements for maintenance beyond the standard warranty period. We repair equipment that is out of warranty on a time and materials basis.

Competition

Direct competition

To date, we have experienced very limited direct competition. Through our recently acquired German subsidiary, Medis, we inherited a licensing agreement and relationship with Analogic Corporation, which manufactures a stand-alone ICG device for Philips as well as an Analogic-manufactured device, the Lifegard Monitor, which is distributed through a medical device manufacturer and distributor, Advanced Cardiac Systems. The Philips stand-alone device is primarily sold into the hospital market where we have not traditionally focused with our direct sales force. The Lifegard Monitor is primarily sold in the physician office market and has a suggested retail price that is lower than our BioZ ICG Monitors. The Lifegard Monitor represents the most significant form of competition we have experienced to-date. However, since its introduction in late 2004, we estimate that we have maintained greater than 95% market share for ICG device sales in the U.S. market and have lost fewer than ten unit sales in head to head competition. We are also aware of at least two domestic and one international manufacturer of ICG monitors. None of these companies has direct sales or clinical teams, and thus far, neither has had much visibility in the market. We believe that our BioZ products provide the most advanced ICG monitoring at prices that are competitive.

Indirect competition

PAC

Also known as thermodilution, right heart catheterization or Swan-Ganz™ catheterization, the PAC procedure was introduced in the early 1970's. Despite its limitations, costs and risks, PAC remains the most commonly used technology for monitoring hemodynamic status. Medical Data International estimates that PAC procedures are used well over a million times per year worldwide. Edwards Lifesciences, Abbott Laboratories and Datex-Ohmeda produce the majority of right heart catheters used in the United States. ICG technology may eliminate PAC-caused complications, lower costs, reduce procedure time, expand clinical applications and offer immediate availability of vital, real-time, continuous hemodynamic data.

Echocardiography

Echocardiography ("echo") is a diagnostic tool utilizing ultrasound frequency waves to detect anatomical abnormalities of the heart and blood vessels. Echo technology was developed during the 1970's and has advanced through the years with the addition of sophisticated electronics and digitalization for acquisition of better images. A continuous wave suprasternal Doppler echo measures cardiac output noninvasively by placing a Doppler transducer on the chest, aiming it toward the ascending aorta and measuring aortic blood flow velocity. Specifically, echo measures the aortic diameter and the movement of red blood cells to determine the velocity and direction of blood flow to calculate stroke volume and thus calculate cardiac output. While it is possible, echo is not routinely used to measure cardiac output because of its technological limitations, cost, time, and lack of reimbursement for this purpose.

Trans-esophageal echo

Trans-esophageal echo is an ultrasound advancement that is used to obtain closer images of the heart. It is useful in patients for whom examination from the usual external position is technically impossible or for hospitalized patients undergoing cardiac surgery. Trans-esophageal echo is performed with the ultrasound transducer placed in the esophagus through the mouth. Although this procedure enables more direct, accurate images of the heart, disadvantages include its invasive nature, increased patient discomfort and the requirement for patient sedation to promote procedure tolerance. In addition, patient airway complications may result, therefore emergency equipment, such as oxygen, intubation equipment and ECG monitoring must be immediately available. The procedure is customarily performed with several attendants, including an echo technician, a nurse and a physician.

Direct and Indirect Fick

Direct Fick was the original method conceived in the late 1800's to measure cardiac output. It is based on calculating the oxygen difference between the arterial and venous blood, along with oxygen inhalation and expiration. The direct Fick method is seldom used because it is time consuming, costly and complicated. A variation of the direct Fick method is called CO_2 Re-breathing, or Indirect Fick. It was introduced in the 1980's to the hospital surgical market. Because CO_2 Re-breathing method is limited to patients who are mechanically ventilated, the number of patients who are candidates for the procedure is severely limited.

Government Regulation

Our products are classified as medical devices subject to regulation in the United States by the Food and Drug Administration ("FDA"). New products generally required FDA clearance under a procedure known as 510(k) pre-market notification. A 510(k) pre-market notification clearance indicates FDA agreement with an applicant's determination that the product is substantially equivalent to another marketed medical device. Our products generally are Class II products with the FDA. Delays in receipt of, or failure to obtain or maintain, regulatory clearances and approvals, or any failure to comply with regulatory requirements, could delay or prevent our ability to market our product line.

The Federal Food, Drug and Cosmetic Act, its subsequent amendments and modernization acts, and similar foreign regulations, require that medical devices be manufactured in accordance with good manufacturing practices and quality system requirements. Our manufacturing processes and facilities are subject to periodic on-site inspections and continuing review by applicable regulatory bodies to ensure compliance with Quality System regulations. We believe that our products currently meet applicable standards for the countries in which they are marketed.

We are required to report to the FDA and international agencies information that a device has or may contribute to a death or a serious injury. We also may be subject to product recalls. No such report or recall has had a material effect on our financial condition or prospects, but there can be no assurance that regulatory issues may not have a material adverse effect in the future.

We are subject to various environmental laws and regulations. Like other medical device companies, our operations involve the use of substances regulated under environmental laws, primarily in manufacturing processes. While it is difficult to quantify the potential impact of compliance with environmental protection laws, we believe that we are in material compliance with current environmental standards and that continued compliance will not have a material impact on our financial position or prospects, results of operations or liquidity.

Failure to comply with applicable governmental regulations can result in various penalties, including fines, recalls or seizure of product, total or partial suspension of production, refusal or delay in product approvals or clearances, increased quality control costs or criminal prosecution. Any change in existing federal, state or foreign laws or regulations, or in the interpretation or enforcement thereof, of the promulgation of any additional laws or regulations could have an adverse effect on our business, financial condition, prospects, results of operations or cash flows.

In order to sell our products within the European community, we must comply with the European Commission's medical device directive. In late 1998, we received authorization to place the CE mark on our BioZ ICG Monitor. The CE mark is recognized worldwide as an essential European regulatory approval and enabled us to expand our sales and distribution of the BioZ ICG Monitor throughout Europe. Future regulatory changes could limit our ability to use the CE mark, and any new products we develop may not qualify for the CE mark. If we fail to obtain authorization to use the CE mark or lose this authorization, we will not be able to sell our products in the European community. In October 2006, we had our annual compliance review and we passed without any significant issues.

In November 2004, we received renewal approval from the State Drug Administration of the People's Republic of China, and in November 2000, we received a Canadian Medical Device License. Our distribution partners received MHLW approval in November 2004, KFDA approval in February 2002 and Israel Ministry of Health approval in October 2006, enabling our products to be sold in Japan, Korea and Israel.

Employees

As of November 30, 2006, we had 202 employees, none of whom are covered by a collective bargaining agreement. We consider our employee relations with our employees to be good.

ITEM 1A. RISK FACTORS

In addition to the other information contained in this Annual Report, you should consider the risk factors specified in the "Risk factors" section of our November 30, 2006 Form 10-K, which could affect our business, financial condition and results of operations. Such information is incorporated by reference in this Annual Report.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We are headquartered in San Diego, California and operate manufacturing locations in San Diego, California; Bellow Falls, Vermont; and Ilmenau, Germany as described below. We believe that our properties are adequate and suitable for our current and foreseeable business needs.

Location	Use	Owned/Leased	Lease Termination Date	Size (Sq. Feet)
San Diego, California	Corporate Headquarters Sales & Marketing Research & Development Manufacturing & Distribution	Leased	December 2009	32,779
Bellow Falls, Vermont	General & Administrative Sales & Marketing Research & Development Manufacturing & Distribution	Owned	N/A	45,972
Ilmenau, Germany	General & Administrative Sales & Marketing Research & Development Manufacturing & Distribution	Owned (80% owned subsidiary)	N/A	7,173

ITEM 3. LEGAL PROCEEDINGS

The Company is from time to time subject to legal proceedings and claims, which arise in the ordinary course of our business, none of which is required to be disclosed under this Item 3. Management believes that resolution of these matters will not have a material adverse effect on our results of operations, financial condition or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth information with respect to our executive officers:

Name	Age	Position(s)
Michael K. Perry	46	Chief Executive Officer and Director
Rhonda F. Rhyne	46	President
Steve P. Loomis	46	Chief Financial Officer
Russell H. Bergen	59	Vice President of Operations
Richard L. Kalich	60	President of Vermed
Richard E. Trayler	55	Vice President of International Operations

Michael K. Perry, age 46, has been the Chief Executive Officer and Director of CardioDynamics since April 1998. From 1994 to 1997, Mr. Perry was Vice President of Operations at Pyxis Corporation, and in 1995 assumed additional responsibility for Research and Development. Pyxis Corporation was a pioneer of healthcare automation and information management services, in addition to pharmacy management services to hospitals and outpatient facilities. Mr. Perry was part of the executive team that successfully acquired and integrated three businesses into Pyxis, and in 1996, sold the company to Cardinal Health, Inc. for $980 million. Prior to joining Pyxis, Mr. Perry served in several increasingly responsible management assignments with Hewlett-Packard Company's Medical Products Group in manufacturing and finance. Additionally, he was Director of Quality for a division of Hewlett-Packard's DeskJet Printer Group. In 2003, Mr. Perry was named San Diego Entrepreneur of the Year for Medical Products and Technology. Mr. Perry holds a Master's degree in Business Administration from Harvard University and a Bachelor's degree in Mechanical Engineering from General Motors Institute. Mr. Perry serves on the Advisory Board of the University of California San Diego Cardiovascular Center and the Board of Directors for Junior Achievement of San Diego.

Rhonda F. Rhyne, age 46, has been our President since June 1997, previously serving as Chief Operating Officer from 1996 to 1997 and as Vice President of Operations from 1995 to 1996. From 1992 until 1995, Ms. Rhyne held positions of Director, President, Chief Executive Officer and Vice President of Sales and Marketing for Culture Technology, Inc. Ms. Rhyne has also held sales positions at GE Medical Systems and Quinton Instrument Company, both medical device subsidiaries of publicly held companies. Ms. Rhyne holds a Bachelor's degree in Pharmacy from Washington State University and a Master's degree in Business Administration, executive program, from University of California Los Angeles, Anderson School of Business.

Steve P. Loomis, age 46, joined the Company in September 1996 as vice president of finance and has held the positions of chief financial officer and corporate secretary since April 1997. From 1993 until 1996, he served as director of financial reporting at Kinko's Inc. From 1988 to 1993, Mr. Loomis was chief financial officer for Terminal Data Corporation, a publicly traded company. He earned his bachelor's degree in business administration from California State University at Northridge. Mr. Loomis is a certified public accountant.

Russell H. Bergen, age 59, has served as our Vice President of Operations since joining us in September 1998. From 1971 to 1998, Mr. Bergen held management positions in the Instrument Group, Peripheral Products Group and Inkjet Business Unit of Hewlett Packard Company. Previously, Mr. Bergen was employed at Honeywell, Inc. as a procurement engineer. Mr. Bergen earned Bachelor degrees in Aerospace Engineering and Manpower Management from the University of Colorado at Boulder.

Richard L. Kalich, age 60, is President of Vermed, our wholly-owned subsidiary, where he has served as President since 1999. Between 1993 and 1999 he was President and CEO of Imtec, Inc. and prior to that, from 1983 to 1993, Mr. Kalich held progressively responsible management positions with Matthews International, Inc. leading to Vice President and Division Manager. Mr. Kalich served as Vice-President of LTI from 1979-1983. Between 1969 and 1979, Mr. Kalich held various positions with Sears, Roebuck Inc. leading to National Marketing Manager of the Hardware Department and Craftsman Tools. He holds a Bachelor's degree in Economics from Penn State University and a Master's degree in Management from Michigan State University. Mr. Kalich also serves as a member of the Board of Directors of Burgon Tool Steel Company, Inc. in Portsmouth, New Hampshire.

Richard E. Trayler, age 55, is our Vice President of International Operations and served as our Chief Operating Officer from July 1997 to January 2003. From 1982 to 1997, Mr. Trayler held sales management positions at Quinton Instrument Company. He has also held positions at the Heart Institute for CARE, the University of Washington and the Boeing Company. Mr. Trayler earned a Bachelor's degree from Texas A&M University and a Master's degree from the University of Washington.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock trades on the Nasdaq Market under the symbol "CDIC." The following table provides the high and low sales prices per share of our common stock as reported by the Nasdaq Stock Market.

	Market Price	
Year Ended November 30, 2006:	**High**	**Low**
Fourth Quarter	$1.08	$0.60
Third Quarter	1.45	0.69
Second Quarter	1.82	1.16
First Quarter	1.70	1.03
Year Ended November 30, 2005:	**High**	**Low**
Fourth Quarter	$1.49	$1.04
Third Quarter	2.31	1.36
Second Quarter	4.47	2.03
First Quarter	5.59	4.02

On January 16, 2007 there were approximately 425 holders of record of our common stock. The Company has not declared or paid any cash dividends on shares of our common stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain any future earnings for use in the operation of the business.

ITEM 6. SELECTED FINANCIAL DATA

The following table summarizes certain selected financial data and has been derived from our audited financial statements and should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited financial statements and related Notes appearing elsewhere in this Annual Report.

	Years Ended November 30, *(In thousands, except per share data)*				
Statements of Operations Data:	**2006**	**2005** [(2)]	**2004**[(1)]	**2003**	**2002**
Net sales	$ 30,342	$ 37,005	$ 40,988	$ 30,332	$ 23,523
Income (loss) from operations	(6,932)	(3,832)	2,924	2,328	10
Net income (loss)	(6,694)	(14,945)	10,123	2,452	310
Net income (loss) per common share:					
Basic	$ (.14)	$ (.31)	$ .21	$ .05	$ .01
Diluted	$ (.14)	$ (.31)	$ .21	$ .05	$ .01
Balance Sheet Data (at November 30):					
Cash, cash equivalents and investments	$ 4,729	$ 3,615	$ 6,801	$ 9,345	$ 6,879
Total assets	36,388	39,998	58,030	26,648	23,566
Revolving line of credit - bank	1,000	2,200	—	—	—
Long-term debt, including current portion	4,229	1,751	5,730	—	—
Total long-term liabilities	4,796	2,777	5,338	719	560
Total shareholders' equity	25,406	29,763	44,734	23,020	19,724

(1) *2004 includes the results of operations of Vermed and Medis businesses acquired March 22, 2004 and June 2, 2004, respectively, which affect the comparability of the Selected Financial Data. See note 2 to the Notes to Consolidated Financial Statements. Also includes an income tax benefit of $7.4 million resulting from elimination of the valuation allowance on our deferred tax assets (see Note 13 to the Notes to Consolidated Financial Statements).*

(2) *2005 includes an income tax expense of $12.7M resulting from the re-establishment of the valuation allowance on our deferred tax assets (see Note 13 to the Notes to Consolidated Financial Statements).*

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and related Notes, as well as the other financial information included in this Annual Report. Some of our discussion is forward-looking and involves risks and uncertainties. For information regarding specific risk factors that could have a material adverse effect on our business, refer to our November 30, 2006 Form 10-K.

Results of Operations

CardioDynamics is the innovator and market leader of an important medical technology called impedance cardiography ("ICG"). We develop, manufacture and market noninvasive ICG devices, proprietary ICG sensors, and a broad array of medical device electrodes. Unlike some other traditional cardiac function monitoring technologies, our monitors are noninvasive (without cutting into the body). Our BioZ ICG Systems obtain data in a safe, efficient, and cost-effective manner not previously available in the physician office and hospital setting.

Just as electrocardiography ("ECG") noninvasively measures the heart's electrical function, ICG makes it possible to noninvasively measure the heart's mechanical function. Our ICG devices measure 12 hemodynamic (blood flow) parameters which describe the blood flow the heart pumps, the resistance from the blood vessels that the heart is pumping against, the strength of heart contraction, and the amount of fluid in the chest.

Our lead products, the BioZ Dx ICG Diagnostics, BioZ ICG Monitor and the BioZ ICG Module for GE Healthcare patient monitoring systems, have received FDA 510(k) clearance and carry the CE Mark, which is a required certification of environmental and safety compliance by the European Community for sale of electronic equipment.

The aging of the worldwide population along with continued cost containment pressures on healthcare systems and the desire of clinicians and administrators to use less invasive (or noninvasive) procedures are important trends that are helping drive adoption of our BioZ ICG Systems. These trends are likely to continue into the foreseeable future and should provide continued growth prospects for our Company.

There is often a slow adoption of new technologies in the healthcare industry, even technologies that ultimately become widely accepted. Conducting clinical trials, making physicians aware of the availability and clinical benefits of a new technology, changing physician habits, and securing adequate reimbursement levels are all factors that tend to slow the rate of adoption for new medical technologies. We have invested and will continue to invest a significant amount of our resources in clinical trials, which, if results prove successful, should contribute to further physician acceptance and market adoption of our technology. As with all clinical trials, there is no assurance of achieving the desired positive outcome.

We continue to invest in our partnerships to increase the presence and adoption of ICG technology. Our principal strategic partners include GE Healthcare and Philips, both of which are among the premier medical technology companies in the world and have a substantial installed base of medical devices. We are currently selling the BioZ ICG Module through GE Healthcare and co-developed the BioZ Dx with Philips, the latest generation ICG monitor. These strategic relationships further validate the importance of our technology to the clinical community and provide additional distribution channels for our systems. We intend to seek additional strategic partnerships over time accelerate the validation, distribution, and adoption of our technology.

We believe that the greatest risks in executing our business plan in the near term include: an adverse change in U.S. reimbursement policies for our technology, negative clinical trial results, competition from emerging ICG companies or other new technologies that could yield similar or superior clinical outcomes at reduced cost, and the inability to hire, train, and retain the necessary sales and clinical personnel to meet our growth objectives. Our management team devotes a considerable amount of time mitigating these and other risks, described in the risk factor section of our November 30, 2006 Form 10-K, to the greatest extent possible.

Following is a list of some of the key milestones we achieved in 2006:

- Publication of three multi-center trials in key patient populations;
  - Hypertension: The CONTROL trial was published in the journal, *Hypertension*, and showed that BioZ-directed therapy was more than two times better than standard care for achievement of blood pressure control.
  - Dyspnea: The ED-IMPACT trial was published in *Academic Emergency Medicine* and showed that there was a 13% diagnosis change and 39% treatment change in shortness of breath patients when physicians used BioZ data after initial assessment.
  - Heart Failure: The PREDICT trial was published in the *Journal of the American College of Cardiology (JACC)* and showed that when compared to standard assessment tools, ICG was the most powerful predictor of short-term heart failure hospitalization or death.
- Released BioZ AdvaSense™ cable/sensor for BioZ monitors which ensures data integrity for users and further protects our recurring revenue stream;
- Announced agreement with Shenzhen Mindray Bio-medical Electronics Co, Ltd. (Mindray), China's leading patient monitoring manufacturer, to integrate CardioDynamics BioZ ICG technology into its patient monitoring products;
- Announced national contract with Premier Inc., one of the largest healthcare alliances in the United States; CardioDynamics was named as the only supplier in the sub-category of ICG equipment;
- Achieved three sequential quarters of increasing revenue in 2006;
- Realized 13% revenue growth in our ECG segment in 2006 over 2005;
- Ranked 38th for an 89%, 5-year growth in San Diego's 2006 Technology Fast 50, which represents the fastest growing companies throughout San Diego County; and
- Reduced ICG segment operating expenses by 14% in 2006 compared with 2005.

We also faced some significant challenges during 2006:

- CMS did not grant our request to expand ICG coverage for hypertension and decided to retain their current hypertension coverage policy; and
- We experienced lower direct sales force productivity due to turnover in sales management and sales representatives.

Operating Segments - Our business consists of the following two principal operating segments:

ICG Segment

The ICG segment consists primarily of the development, manufacture and sales of the BioZ Dx ICG Diagnostics, BioZ ICG Monitor, BioZ ICG Module and associated BioZtect sensors. These devices use ICG technology to noninvasively measure the heart's mechanical function. These products are used principally by physicians to assess, diagnose, and treat cardiovascular disease and are sold to physicians and hospitals throughout the world. With the acquisition of Medis in June 2004, the ICG segment now also includes the Medis diagnostic and monitoring devices such as the Niccomo, Cardioscreen monitor and the Rheoscreen family of measurement devices. We sell Medis products internationally to physicians, hospitals, researchers and equipment manufacturers.

We derive our ICG segment revenue primarily from the sale of our ICG devices and associated disposable sensors, which are consumed each time a patient test is performed. During 2006, 38% of our ICG revenue came from our disposable ICG sensors, and that percentage has increased each year from approximately 6% in 2000, to 9% in 2001, 12% in 2002, 17% in 2003, 19% in 2004 and 24% in 2005. We have now shipped over 5.2 million ICG sensor sets to customers since introducing the BioZ in 1997. We employ a workforce of clinical application specialists ("CAS") who are responsible for driving customer satisfaction and use of the BioZ ICG Systems. We believe our CAS investment is important to drive customer satisfaction and the growth of our ICG sensor business, which should improve the predictability of our revenue, earnings, and cash flow.

In December 2002, CMS initiated a reconsideration of ICG's indications for use. In January 2004, CMS issued an updated national coverage determination. Of the six indications previously indicated, five are substantially unchanged. One indication, "suspected or known cardiovascular disease," has been revised to specifically allow CMS contractor discretion in the coverage of resistant hypertension. Resistant hypertension is defined by CMS to include patients with uncontrolled blood pressure (greater than or equal to 140 mm Hg systolic blood pressure and/or 90 mm Hg diastolic blood pressure) on three or more anti-hypertensive medications, including a water pill known as a diuretic. This change served to restrict the number of hypertensive patients eligible for CMS reimbursement for ICG monitoring. The revised CMS indications were as follows:

- Optimization of fluid management in patients with heart failure.
- Differentiation of cardiogenic from pulmonary causes of acute dyspnea.
- Optimization of atrioventricular (A/V) interval for patients with A/V sequential cardiac pacemakers.
- Monitoring of continuous inotropic therapy for terminal heart failure, when those patients have chosen to die with comfort at home, or for patients waiting at home for a heart transplant.
- Evaluation for rejection in patients with a heart transplant as a predetermined alternative to a myocardial biopsy.
- CMS local contractor discretion for the treatment of resistant hypertension. Resistant hypertension is defined as patients with uncontrolled blood pressure (greater than or equal to 140 mm Hg systolic blood pressure and/or 90 mm Hg diastolic blood pressure) on three or more anti-hypertensive medications, including a water pill known as a diuretic.

In November 2006, in response to a request by the Company for *national* coverage of ICG for hypertension, CMS announced that their hypertension reimbursement policy for ICG would remain unchanged and CMS local contractors would continue to have the discretion whether or not to cover ICG for hypertension. Some private insurers cover the BioZ ICG test, including Aetna, Humana, and Blue Cross Blue Shield and others (in select states). We believe that the CMS limitation will continue to negatively impact our results and therefore continue to have active discussions with CMS and private insurers in an effort to maintain and expand reimbursement indications for ICG.

ECG Segment

The ECG segment, also referred to as the Medical Sensor segment, designs, manufactures and sells ECG sensors, our proprietary ICG sensors and a broad array of medical device electrodes and related supplies through our Vermed division acquired in March 2004. Revenue is generated primarily by ECG sensor sales that are used principally in electrocardiogram and other diagnostic procedures for cardiology, electrotherapy, sleep testing, neurology and general purpose diagnostic testing. The products are sold directly to a diverse client base of medical suppliers, facilities and physicians through our 12-person dedicated internal sales force and indirectly through intermediaries such as distributors, dealers and OEM's. Beginning in the later part of 2005 we have more aggressively pursued Group Purchase Organization ("GPO"), private label and Original Equipment Manufacturer ("OEM") medical sensor opportunities which has resulted in several new supplier relationships such as the national contract with Premier, Inc. Customers expect a steady, uninterrupted flow of top quality sensors, and we have invested in capital equipment to ensure we can fulfill that requirement. When combined with our ICG sensor sales, the disposable sensor revenue stream comprised 55% and 43% of our overall Company revenue in 2006 and 2005, respectively.

Net Sales of ICG Segment – Net sales for 2006 were $19,783,000, down 29% from $27,686,000 in 2005 which were down 19% from $34,260,000 in 2004. The sales decrease in both years was primarily due to 34% and 16% fewer BioZ® placements by our domestic direct sales force and 11% and 9% lower average domestic net selling prices of our BioZ Systems in 2006 and 2005 respectively, resulting from the continued effects of Medicare's restriction of ICG hypertension coverage in all but resistant hypertensive patients.

In March 1998, we received 510(k) marketing clearance for our BioZ ICG Monitor. The BioZ ICG Monitor features a portable design, transportable battery, integrated blood pressure and incorporates our Z MARC® algorithm. In December 2004, we received FDA 510(k) clearance on the BioZ Dx ICG Diagnostics. The BioZ Dx has significant improvements with AERIS™ processing and optional 12-lead ECG capability. It also features an integrated full-page thermal printer, color display screen, a standard five-year warranty and a new Thera-Trak™ reporting function that allows physicians to automatically compare a patient's last ICG report to the current ICG report. Commercial shipments of the BioZ Dx commenced in the first quarter of 2005.

Together, these BioZ ICG Monitors accounted for 59% of our overall ICG sales in 2006, compared with 69% and 75% of our sales in 2005 and 2004, respectively. The reduction in the percentage of BioZ sales is due to increasing sales of our disposable sensors and BioZ ICG Modules, as well as the addition of Medis ICG product sales starting in the second half of 2004.

The BioZ ICG Module is a custom plug-in non-invasive cardiac function monitoring device for the GE Healthcare Solar® and Dash® patient monitors. During 2006, 2005 and 2004 we sold 308, 243 and 233 BioZ ICG Modules, respectively.

The increases in each of the years is primarily due to higher international BioZ ICG Module placements by our strategic partner GE Healthcare

As a result of the continued effects of Medicare's restriction of ICG hypertension coverage in all but resistant hypertensive patients, we experienced a decline in our domestic sales force productivity in both 2006 and 2005. Altogether, we sold 774 ICG Monitors and Modules in 2006, compared with 1,030 in 2005 and 1,164 in 2004, increasing the total number of BioZ Monitors and ICG Modules sold to 7,000. Net sales by our domestic direct sales force, which targets physician offices and hospitals, decreased 32% in 2006 with sales of $16,279,000, from $24,007,000 in 2005, which were 22% lower than domestic direct sales in 2004 of $30,889,000.

We experienced three sequential quarters of growing revenue in 2006 with net sales in the fourth quarter of 2006 increasing by $547,000 or 11% over the three months ended August 31, 2006 as a result of the positive transition of our sales team from a largely distributor-assisted model to a more clinically focused, direct selling approach and the increased productivity of new sales representatives which were hired in the first half of 2006. As result of our decision in early 2006 to de-emphasize the distributor sales approach for ICG capital sales, ICG sales through our distribution customers have significantly decreased and as of September 1, 2006 we no longer sell our ICG products through one of our former large distributors, Physician Sales and Service ("PSS"). We will continue to sell ECG sensors to PSS, which represented 77% of our sales to PSS in 2006.

We believe that the decline in 2006 is the result of several factors including:

- Transition time of sales results from retargeting of our sales force toward cardiologists, congestive heart failure clinics and larger physician practices as a result of the CMS limitation on ICG hypertension coverage to patients on three or more hypertension drugs;
- A relatively new sales associate base with approximately 47% hired in 2006;
- Productivity loss associated with our two corporate restructurings and subsequent sales force and clinical application specialist turnover following the restructurings, including both involuntary and voluntary separations; and
- The transition of our sales management team and realignment of our sales regions down to four regions resulting in 28% fewer territory sales managers compared to the same periods last year.

While we believe that we are addressing these factors, we also believe that the CMS limitation will continue to impact our results.

Net sales of our ICG products internationally decreased by $680,000 in 2006 to $2,468,000, down 22% from 2005. The decrease in 2006 is due to a 40% reduction in the number of BioZ systems sold internationally, partially offset by 24% higher international sales of our BioZ ICG Modules of $721,000 and 5% higher sales of our Medis products of $1,568,000. In 2005, international sales totaled $3,148,000, an increase of $309,000 or 11% over international sales of $2,839,000 in 2004. We acquired Medis in June of 2004, therefore the 2004 period does not include a full year of Medis sales as in 2005.

Each time our BioZ ICG products are used, disposable sets of four BioZtect sensors are required. This recurring ICG sensor revenue continued to grow in 2006 as a percentage of our overall ICG sales at $6,198,000, representing 32% of ICG net sales (20% of consolidated net sales). ICG sensor sales for 2005 were $6,675,000, representing 24% of ICG net sales (18% of consolidated net sales), up from $6,520,000 or 19% of net sales in 2004. We offer a Discount Sensor Program to our domestic outpatient customers that provides considerable discounts and a fixed price on sensor purchases in exchange for minimum monthly sensor purchase commitments. In addition, our clinical applications team works closely with physicians to appropriately integrate ICG into their practices through the use of our BioZ Automated Process (BAP™) that assists in identifying patients who are symptomatic and on whom the physician would benefit by having BioZ data for clinical assessment. The Company believes that successful integration of BAP into physician practices will result in proper utilization and sensor revenue growth.

Included in ICG net sales is revenue derived from extended warranty contracts, spare parts, accessories and non-warranty repairs of our BioZ systems of $271,000 in 2006, $435,000 in 2005 and $739,000 in 2004.

Net Sales of ECG Segment – Net sales of medical sensors by our Vermed division in 2006, 2005 and 2004 were $10,559,000, $9,319,000 and $6,728,000, respectively. The increase in sales of $1,240,000 or 13% for the year ended 2006 was largely the result of additional private label and OEM business along with growing sales with the Premier, Inc. GPO members. Because we acquired Vermed in March in 2004, the 2004 fiscal period does not include a comparable number of days to either 2005 or 2006.

Stock-Based Compensation Expense – We adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), Share-Based Payment ("SFAS 123R"), as of December 1, 2005. For the year ended November 30, 2006, $260,000 of stock-based compensation expense was included in cost of sales ($11,000) and operating expenses ($249,000). There was no similar stock-based compensation expense recorded during 2005 or 2004. See Note 1 to the Consolidated Financial Statements for individual operating expense line item amounts.

Gross Margin of ICG Segment – Gross margin was $12,188,000, $17,878,000, and $26,665,000 for the years ended 2006, 2005 and 2004, respectively. As a percentage of net sales, gross margins in 2006, 2005 and 2004 were 61.6%, 64.6%, and 77.8%, respectively.

The reduction in gross margin percentage in 2006 over 2005 was primarily due to additional BioZ monitor inventory reserves related to clinical and field demonstration systems and units returned under BioZ Dx upgrade promotions of $655,000 and a greater mix of the BioZ Dx units that carry a higher manufactured cost than the BioZ, as well as the allocation of fixed production costs over a fewer number of unit sales, as compared with 2005. These higher costs were partially offset by reductions in warranty provision of $384,000 and scrap and rework costs of $117,000.

The decrease in gross margin in 2005, as compared to 2004, was primarily due to higher raw material costs associated with the Philips transfer price of the BioZ Dx, lower average selling prices of the BioZ systems, increases to our warranty accrual of $458,000 and inventory provision for potential excess BioZ ICG Monitor demo systems of $281,000, as well as higher scrap and rework costs of $282,000. As the market matures and penetration increases, we believe that prices will naturally decline, as ICG technology becomes more of a standard of care, potentially driving our gross margin to lower levels.

Correction of Errors in ICG Inventory Reserve and Overhead Absorption - We evaluate our on-hand inventory quantities each quarter based on historical usage and projected requirements and establish a reserve for demonstration, potential excess, slow moving, and obsolete inventory. This reserve is largely related to refurbished BioZ monitors that had previously been used at clinical sites, for sales demonstration purposes, or units that have been returned as a trade-in under our BioZ Dx upgrade promotion. In the fourth quarter of 2006, a spreadsheet error was discovered in the third quarter inventory reserve for demonstration, potential excess, slow moving, and obsolete inventory calculation which resulted in a $148,000 understatement of the estimated reserve. The error was corrected in the fourth quarter and the full year results are accurately reflected as a result. Had the additional reserve been booked in the third quarter, the reserve for demonstration, potential excess, slow moving and obsolete inventory would have been $1,959,000, representing 28% of total inventory, rather than $1,811,000, representing 26% of total inventory as reported for the third quarter.

In addition, we determined that certain variances relating to the increase of our standard inventory overhead rate should not have been classified as part of the overhead pool which resulted in $189,000 of excess overhead absorption during the third quarter. These variances were adjusted during the fourth quarter and the full year results are accurately reflected as a result. Had the overhead rate been accurately applied in the third quarter, total gross inventory would have been $6,707,000, rather than $6,896,000, as reported. The combined effect of these two errors in the third quarter was $337,000, which would have reduced the gross margin as a percentage of net sales from 56% to 52% in the third quarter and from 53% to 51% for the nine month period ended August 31, 2006. The full year gross margin is reflected accurately and the fourth quarter gross margin as a percentage of sales would have increased from 51% to 55% had these items been recorded in the third rather than the fourth quarter of 2006.

The Company reviewed the illustrative list of qualitative considerations provided in SEC Staff Accounting Bulletin No. 99 ("SAB 99") when evaluating the materiality of an error and determined that none of the SAB 99 considerations led to a conclusion that the errors were material, either individually or in the aggregate. In addition, the Company considered other qualitative factors such as the subjectivity and precision of the reserve estimates, historical quarterly gross margin fluctuations, analyst projections, stock price reaction to quarterly reported results, timing of the disclosures in our Form 10-K, and management's belief that its current investors and other stakeholders are not primarily focused on quarterly net losses when making a decision to buy, sell or hold the Company's common stock. Due to the declining revenues and resulting losses incurred by the Company in the past two years, analysts and shareholders have indicated that they are primarily focused on top line revenue growth and secondarily on the Company's cash balance and the amount of operating and total cash consumed, because these provide a better barometer of the financial strength of the business. Since neither of the errors affects revenue, cash balance or cash flow, we believe they are therefore less critical to current financial statement readers. In addition, the Company considered the effect of the errors on each financial statement line item, including subtotals and totals, evaluated the materiality of the errors based on individual quarterly interim results, the nine-month year to date results, the full 2006 results, as well as the trend of losses. Based on our quantitative and qualitative analysis of the potential materiality of the identified errors, management concluded that the effects of the errors on previously reported interim periods are not material to the consolidated financial statements taken as a whole and therefore do not believe that restatement of the previously issued interim financial statements for the period ending August 31, 2006 would be appropriate or beneficial to investors.

Gross Margin of ECG Segment – Gross margin for 2006, 2005 and 2004 was $3,731,000, $3,609,000 and $2,686,000, respectively. As a percentage of net ECG sales, gross margins were 35.3%, 38.7% and 39.9% for the years ended 2006, 2005 and 2004, respectively.

The decrease in gross margin percentage from 2006 to 2005 is primarily the result of lower margins associated with increased sales of OEM and GPO customers, increased depreciation on new automated sensor manufacturing equipment and higher commodity costs, particularly silver, copper, and petroleum based materials.

The decrease in gross margin percentage from 2005 to 2004 was due to increased discounts to large purchasing organizations, lower margins associated with a greater mix of OEM and GPO customers, increased inventory provisions of $70,000 and depreciation costs resulting from increased investment in automated sensor manufacturing equipment. Since Vermed was acquired in March of 2004, the 2004 fiscal period does not include a comparable number of business days to 2005 or 2006.

Research and Development of ICG Segment – Our investment in research and development for the years ended 2006, 2005 and 2004 were $1,964,000, $2,334,000 and $4,268,000, respectively. Research and development expenses in the ICG segment decreased 16% between 2006 and 2005 and 45% between 2005 and 2004.

The $371,000 decrease between 2006 and 2005 was principally due to reductions in product development project spending of $255,000, as well as lower headcount levels required due to the completion of the development and testing of the BioZ Dx Phase II ICG/ECG product capability in mid-2005 and the corporate restructurings in June 2005 and March 2006.

The decrease in 2005 is primarily attributed to reduced investments required for the development and testing of the Phase I BioZ Dx co-developed with Philips, which was substantially complete in 2004. This was partially offset by inclusion of a full year of Medis research and development spending totaling $316,000 in 2005. Also contributing to lower research and development expenses in 2005 was the classification of approximately $516,000 of spending on clinical studies in 2005 as sales and marketing expenses because our clinical studies have shifted from primarily development and validation of ICG technology to, assisting in market development and clinical applications for ICG.

Research and Development for ECG Segment - Research and development expenses for the ECG segment primarily relate to research, design and testing of Vermed product enhancements and extensions as well as modifications for private label products. ECG segment R&D expenses were $258,000, $153,000 and $85,000 in 2006, 2005 and 2004, respectively.

The $105,000 increase in research and development expenses between 2006 and 2005 was principally due to increases of $56,000 and $44,000 related to personnel and project expenses resulting from the capitalization in 2005 of in-house research and development labor to develop customized sensor manufacturing equipment. Because Vermed was acquired in March of 2004, the 2004 fiscal period does not include a comparable number of business days to 2005 or 2006.

Selling and Marketing for ICG Segment – Selling and marketing expenses for the ICG segment decreased to $13,977,000 or 17% in 2006, from $16,790,000 in 2005. The decline in ICG segment expenses were primarily due to realignment of the sales force into four regions and an overall 20% decrease in the average number of field sales personnel resulting in approximately $2,295,000 of savings. In addition, there was a reduction in commission expenses of $588,000 due to lower sales by our direct sales force and $70,000 lower bad debt expense resulting from lower accounts receivable balances and improved collections from our customers.

Selling and marketing expenses for the ICG segment for 2005 were $16,790,000, compared with $17,514,000 in 2004, a decrease of 4%. The decrease in selling and marketing expenses in 2005 is primarily attributed to a decrease in commissions and bonuses earned of approximately $900,000, a $148,000 decrease in recruitment costs and an $833,000 reduction in bad debt expense resulting from lower accounts receivable balances and improved collections from our customers. These decreases were largely offset by a $945,000 increase in personnel costs due to the expansion of our field sales personnel along with a $79,000 increase in consulting costs.

As a percentage of ICG net sales, selling and marketing expenses were 71% in 2006, 61% in 2005 and 51% in 2004. The increased selling and marketing expenses as a percentage of ICG net sales in 2006 and 2005 is due primarily to the lower BioZ sales levels during these periods.

Selling and Marketing for ECG Segment - Selling and marketing expenses for the ECG segment are primarily for Vermed's telemarketing, customer service and the OEM sales team. ECG segment selling and marketing expenses in 2006, 2005 and 2004 were $1,159,000, $874,000 and $582,000, respectively. The increase in ECG segment selling and marketing expenses in 2006 over 2005 is primarily due to additional sales management personnel, higher trade show, travel, advertising and promotion costs. As a percentage of net ECG segment sales, selling and marketing expenses for 2006, 2005 and 2004 were 10%, 9% and 9%, respectively. Because Vermed was acquired in March of 2004, the 2004 fiscal period does not include a comparable number of days to 2005 or 2006.

Selling and Marketing for Corporate Unallocated – Corporate unallocated selling and marketing expenses totaled $119,000, $317,000 and $261,000 in 2006, 2005 and 2004, respectively. These expenses include general corporate expenses of a non-segment related nature such as salaries and professional services and costs for the corporate business development function, which assists in targeting new market opportunities and complementary technologies through acquisitions or strategic relationships. The significant decrease in 2006 when compared with 2005 is due to the departure of our Vice President of business development in March of 2006.

General and Administrative for ICG Segment – General and administrative expenses for the ICG segment were $1,934,000, $1,696,000, and $1,654,000 in 2006, 2005, and 2004, respectively. As a percentage of net sales, general and administrative expenses were 10% in 2006, 6% in 2005 and 5% in 2004. The $238,000 increase between 2006 and 2005 is primarily due to $100,000 in stock-based compensation expense related to stock option vesting under SFAS 123R, $90,000 in additional personnel expenses and $51,000 in increased legal fees primarily related to the sensor patent infringement suit we filed in late 2005. We continue to focus on ongoing cost containment in all areas of our business with specific emphasis in the areas that are not directly related to sales growth. Because we acquired Medis in June of 2004, the 2004 fiscal period does not include a comparable number of business days to 2005 or 2006.

General and Administrative for ECG Segment - General and administrative expenses for the ECG segment in 2006, 2005 and 2004 were $787,000, $691,000 and $412,000, respectively. As a percentage of ECG net sales, general and administrative expenses in 2006, 2005 and 2004 were 7%, 7% and 6%, respectively. The $96,000 increase in 2006 from 2005 is principally due to an increase in personnel and related costs of $95,000. This was partially offset by reductions in bad debt expense of $33,000. Because we acquired Vermed in March of 2004, the 2004 fiscal period does not include a comparable number of business days to 2005 or 2006. The overall expense increase in 2005 is primarily due to additional provision for bad debts of $66,000.

General and Administrative for Corporate Unallocated - Corporate unallocated items consist of general corporate expenses of a non-segment related nature. These unallocated expenses in 2006, 2005 and 2004 were $2,147,000, $2,000,000 and $1,317,000, respectively.

In 2006, 2005 and 2004, there were $1,317,000, $1,072,000 and $468,000, respectively, relating to external audit fees and expenses related to compliance with Section 404 internal control requirements provisions of the Sarbanes-Oxley Act. Also included in the 2004 amount are tax consulting fees related to the IRS Section 382 analysis of our net operating loss carry-forwards. We anticipate that these increased regulatory compliance requirements will continue to negatively impact our general and administrative costs in future periods.

Amortization of Intangible Assets for ICG Segment – In 2006, 2005 and 2004, the ICG segment had $119,000, $77,000 and $66,000 of amortization expense. The increase between 2006 and 2005 principally relates to an amortization credit in the second half of 2005 as a result of lower finalized valuation of identified intangible assets purchased in the acquisition of Medis. Because the acquisition of Medis occurred in June of 2004, the 2004 fiscal period results do not include a comparable number of business days to 2005 or 2006.

Amortization of Intangible Assets for ECG Segment – Amortization expense for intangible assets for the ECG segment was $387,000, $387,000 and $268,000 in 2006, 2005 and 2004, respectively. Because the acquisition of Vermed occurred in March of 2004, the 2004 fiscal period results do not include a comparable number of days to 2005 or 2006.

Other Income for the ICG segment – Other ICG income was $49,000, $177,000, and $171,000 in 2006, 2005 and 2004, respectively. The $128,000 decline in other income between 2006 and 2005 is principally due to a foreign currency loss of $59,000 in 2006, as compared with a foreign currency translation gain of $61,000 in 2005. The foreign currency translation variances are a result of the quarterly revaluation of the Medis deferred acquisition liability, which is denominated in Euros, at the current foreign exchange rates in effect as of the current reporting period.

In 2006, other income included interest income of $197,000, partially offset by a foreign translation loss of $59,000 and interest expense of $88,000, primarily related to interest on the Medis deferred acquisition liability and capital leases. In 2005, other income included interest income of $193,000 and foreign translation gain of $61,000, partially offset by interest expense of $70,000 primarily related to interest on the Medis deferred acquisition liability and capital leases. In 2004, other income included interest income of $255,000, partially offset by a $56,000 foreign currency translation loss and $27,000 of interest expense. In 2006 and 2005, interest income was lower than 2004 due to less interest earned on internally financed equipment leases.

Other Income for the ECG segment – Other ECG income was $16,000, $8,000, and $3,000 in 2006, 2005 and 2004, respectively.

Other Income (Expense) for Corporate Unallocated – Other corporate unallocated income (expense) in 2006, 2005 and 2004 was $385,000, ($240,000) and ($147,000). The increased net other income in 2006, as compared to 2005, was principally due to a $1,190,000 gain related to changes in the fair value of the embedded derivative related to the convertible notes issued during the second quarter of 2006. This gain was partially offset by $396,000 of accretion related to the implied discount on the convertible notes. We had no comparable derivative gains or accretions charges in either of 2005 or 2004. Also included in 2006 was $98,000 and $507,000 in interest income and interest expense, respectively, as compared to $26,000 and $266,000 during 2005. The increase in interest income in 2006 from 2005 is primarily due to higher average interest rates and cash balances during 2006. The increase in interest expense in 2006 over 2005 is primarily due to the accelerated write-off of deferred bank fees associated with the restructuring of the bank term loan, higher interest rates on the bank debt and interest on the convertible notes issued during the second quarter of 2006.

The increased net other expense in both 2005 and 2004 was primarily the result of interest expense on the bank term loan in connection with the Vermed acquisition. In addition, reduced interest income in 2005 is due to lower cash balances as a result of cash used to fund the 2004 acquisitions. Because the acquisitions of Vermed and Medis occurred in March of 2004 and June of 2004, respectively, the 2004 fiscal period does not include a comparable number of days to 2005 or 2006.

Income Tax Benefit (Provision) – Income tax benefit (provision) for 2006, 2005 and 2004 was ($174,000), ($11,003,000) and $7,209,000, respectively. The 2006 income tax provision is related to estimated minimum income, franchise taxes and foreign tax expense. The 2005 income tax provision includes a $12.5 million adjustment to re-establish the valuation allowance on our deferred tax assets. In assessing the realizability of deferred income tax assets, management follows the guidance contained within SFAS No. 109 "*Accounting for Income Taxes*," which requires that deferred income tax assets or liabilities be reduced by a valuation allowance, if based on weight of available evidence, considering all relevant positive and negative, objective and subjective evidence, it is "more likely than not" that some portion or all of the deferred income tax assets will not be realized. The realization of the gross deferred tax assets is dependent on several factors, including the generation of sufficient taxable income prior to the expiration of the loss carry forwards. In order to realize the benefit associated with net operating losses (NOL), the Company must earn cumulative Federal taxable income of at least $33,600,000 prior to the expiration of those NOL's. The Federal NOL's will begin to expire in 2011 and will fully expire by 2025. Additionally, at November 30, 2006, the Company had California net operating loss carryforwards of approximately $12,430,000 that began to expire in fiscal 2006 and will fully expire by 2017.

Under provisions of SFAS No. 109, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as historical losses, uncertainty of future profitability and determination of exact net operating losses subject to section 382 limitations. The Company has experienced taxable losses during the majority of its reporting periods including its most recent period. Despite the Company's forecasts for future taxable income, it is difficult to predict with certainty future taxable income due to business uncertainties and because of the tax expense from the exercise of stock options and warrants which are not in the control of management. Therefore, management concluded in the fourth quarter of 2005 and continues to believe that it is appropriate to record a valuation allowance equal to the total deferred income tax assets. In 2004, based on a growing history of profitability and projections of future taxable earnings and other factors, management determined that it was more likely than not that the Company would benefit from the use of its net operating loss carryforwards and therefore, eliminated the valuation allowance on the related deferred tax assets by $13.8 and realized a net income tax benefit.

Minority Interest in Income of Subsidiary - Minority interest in income of Medis in 2006, 2005 and 2004 was $38,000, $55,000 and $37,000, respectively, and represents the 20% minority share interests retained by the sellers.

Liquidity and Capital Resources

Net cash provided by (used in) operating activities was ($2,002,000), ($138,000) and $4,365,000 in 2006, 2005 and 2004, respectively. In 2006, net cash used in operations was primarily due to the net loss reported for the year and the pay-down of accounts payable. These cash uses are partially offset by a significant decrease in long-term receivables, inventory and the non-cash provision for doubtful accounts. In addition, non-cash charges relating to depreciation, amortization of intangibles, the provision for doubtful accounts, stock-based compensation, accretion of the discount on convertible notes and a gain on derivative instruments related to the convertible notes are included in the net loss reported for the period, but do not affect cash flow.

In 2005, net cash used in operations was due primarily to the net loss reported for the year and higher payments of accounts payable, accrued expenses and accrued compensation. This is offset by a significant decrease in accounts receivable balances due to strong cash collections. In 2004, the net cash provided by operations was due to an increase in net income, higher accounts payable and accrued compensation and expense balances, largely offset by deferred income tax and increased accounts receivable balances. The increases in deferred rent in both 2004 and 2005 are due to tenant improvement allowances received as reimbursement for leasehold improvements in accordance with the amended lease of our San Diego facility that was accounted for as a lease incentive.

In 2006 we invested $1,510,000 in short-term investments and in 2006, 2005 and 2004, we invested $540,000, $1,244,000 and $1,392,000, respectively, in property, plant and equipment. The higher investment levels in 2005 and 2004 were primarily due to acquisition of new manufacturing equipment at our Vermed division, leasehold improvements related to the expansion of our San Diego facility, computer software and equipment to upgrade our network, information system safeguarding and security capabilities in order to comply with the Sarbanes-Oxley Act requirements.

In June 1997, we entered into a five-year lease for an 18,000 square-foot manufacturing facility that also houses our research, development, marketing, sales and administrative activities. In June 2004, the lease was amended to include an additional 15,000 square-feet of expansion space and the term was extended through December 31, 2007. In March 2005, the lease was again amended to extend the lease an additional two years through December 31, 2009 and to provide for an additional $197,000 tenant improvement allowance. The lease payments on the original space are $20,000 per month through July 31, 2007, increasing to $22,000 per month through July 31, 2008 with annual increases of 3% each anniversary thereafter. The lease payments on the expansion space commenced on November 1, 2004 at $7,000 per month and then increased to $14,000 per month on November 1, 2005 with a 3% annual increase on each anniversary thereafter.

Cash provided (used) in financing activities in 2006, 2005 and 2004 was $3,573,000, ($1,709,000) and $8,203,000, respectively. This includes the exercise of stock options and warrants of $34,000, $221,000 and $2,937,000 in 2006, 2005 and 2004, respectively.

In 2004, we borrowed $7,000,000 on a bank term loan for the Vermed acquisition in March of 2004. In 2006, the term loan payments totaled $328,000, all of which relate to fixed principal payments. In 2005, the term loan payments totaled $2,050,000, which includes fixed principal payments of $1,750,000 and pre-payments of $300,000 and in 2004 the term loan payments totaled $1,767,000, which included fixed principal repayments of $1,167,000 and pre-payments of $600,000.

In August 2006, we entered into a *Third Amended and Restated Loan and Security Agreement* with the bank, which eliminated covenants related to minimum tangible net worth and EBITDA and revised the liquidity covenant to require a minimum cash to bank debt ratio of 1.15 to 1.00.

In fiscal 2005, we borrowed $2,200,000 on the revolving credit line to pay down a portion of the Vermed acquisition term loan. We repaid $1,200,000 of the revolving credit line during 2006 leaving $1,000,000 in outstanding borrowings under the revolving credit line at November 30, 2006. As of November 30, 2006, the Company's revolving credit line availability is $444,000. During fiscal 2004, there were no borrowings under the revolving credit line.

There is a commitment fee of one half percent of the difference between the available revolving credit line and the average daily revolving credit balance, reduced by one-quarter percent based on a stated level of cash on deposit with the bank. The obligations of the Company under the revolving credit line and the term loan are secured by a pledge of all of the Company's assets. In 2004, we issued letters of credit relating to the acquisition of Medis to secure the deferred acquisition payments due to the minority shareholders of Medis to be paid annually over five years through 2009. As of November 30, 2006, our outstanding letters of credit totaled $601,000 (456,000 Euro) which reduces credit available under our revolving credit line.

On April 11, 2006, the Company issued $5.25 million of subordinated convertible debt securities ("Convertible Notes") to its largest institutional shareholder. The three-year, Convertible Notes, originally due in 2009, bear interest at an annual rate of 8%, and are convertible into common stock at an initial price of $1.15 per share. In connection with the sale of the Convertible Notes, the Company entered into a securities purchase agreement with the purchasers of the Convertible Notes. Pursuant to the terms of the securities purchase agreement, the Company filed a registration statement on Form S-3, which became effective on May 31, 2006 and has agreed to use its best efforts to keep such registration statement effective for a period of up to two years from April 11, 2006 or such lesser period of time as all of the shares of common stock issuable upon conversion of the Convertible Notes have been sold or can be sold without restriction under Rule 144. The Company will be required to pay additional interest, subject to limitations, to the holders of the Convertible Notes if it fails to comply with its obligations to keep the registration statement effective for the required period of time.

The Convertible Notes were assessed under SFAS No. 133, *Accounting for Derivative Instruments and Hedging* Activities ("SFAS 133") as containing an embedded derivative liability. The Company was required to bifurcate the embedded conversion option and account for it as a derivative instrument liability because the conversion price of the debt could be adjusted if the Company issues common stock at a lower price. This derivative instrument liability was initially recorded at its fair value using a binomial option pricing model and was adjusted to fair value at the end of each subsequent period with changes in the fair value charged or credited to income in the period of change. The primary factor that will impact the fair market value is the market value for the Company's common shares.

The proceeds received on issuance of the convertible debt were first allocated to the fair value of the bifurcated embedded derivative instruments included in the Convertible Notes, with the remaining proceeds allocated to the notes payable, resulting in the notes payable being recorded at a significant discount from their face amounts. This discount, together with the stated interest on the notes payable, is being accreted using an effective interest method over the term of the notes payable. The carrying value of the notes payable will accrete up to the face value over the life of the notes. The Company recorded accretion of $396,000 for the year ended November 30, 2006 related to the Convertible Notes. For the year ended November 30, 2006, interest expense on the notes payable was $267,000.

On November 29, 2006, the Company entered into an amendment with the holders of the Convertible Notes. The amendment extends the term of the Convertible Notes to April 2011, adds an investor put option under which the holders may elect to be repaid at the end of the third year, and eliminates certain anti-dilution language that required the embedded conversion option to be accounted for as a derivative instrument pursuant to SFAS 133. As a result of this amendment, the embedded derivative instrument was eliminated. Upon elimination of the derivative instrument, the fair value of the derivative liability was reclassified to shareholders' equity. As a result of this modification, the conversion feature was revalued on the date of the modification and the change in fair value of $274,000 was recognized in the fourth quarter as a loss on derivative instruments in the consolidated statements of operations.

In March 2005, the Company's Vermed subsidiary entered into a loan and promissory note agreement subject to a maximum loan availability of $480,000 with the Vermont Economic Development Authority (VEDA) to assist with the purchase and installation of custom designed manufacturing equipment. The interest rate is adjustable at 0.75% less than the tax exempt rate and the loan matures in January 2012 (5.25% at November 30, 2006). Under the terms of the loan, Vermed is required to maintain certain debt coverage levels and current ratios. We do not believe that the covenants are reasonably likely to materially limit our ability to borrow on the loan and promissory note agreement. The note payable is guaranteed by CardioDynamics and is secured by the manufacturing equipment. As of November 30, 2006, there was $373,000 outstanding under this agreement.

At November 30, 2006, we have net operating loss carryforwards of approximately $33.6 million for federal income tax purposes that begin to expire in 2011. The Tax Reform Act of 1986 contains provisions that limit the amount of federal net operating loss carryforwards that can be used in any given year in the event of specified occurrences, including significant ownership changes. In 2004, we retained independent tax specialists to perform an analysis to determine the applicable annual limitation applied to the utilization of the net operating loss carryforwards due to ownership changes as defined in Internal Revenue Code (IRC) Section 382 that may have occurred. As a result of this study, and managements' consideration of subsequent share ownership activity, we do not believe that the ownership change limitations would impair our ability to use our net operating losses against our current forecasted taxable income.

Prior to the fourth quarter of 2004, a valuation allowance was maintained for the full amount of the deferred tax asset created by the carryforwards. However, based on historical and forecasted taxable earnings, the conclusion of identified uncertainties such as the integration of recent acquisitions, manufacturing transition of our ICG sensors to Vermed, conclusion of multi-year clinical studies, and completion of the development and FDA approval of our BioZ Dx, the valuation allowance was removed, resulting in a significant income tax benefit in 2004. At November 30, 2005, in light of operating losses and other factors, we determined, based on our assessment of both positive and negative evidence and objective and subjective evidence, which takes into consideration our forecasted taxable income, that it is more likely than not that we will not realize all or a portion of the deferred tax assets, and therefore once again recorded a valuation allowance for the full amount of the deferred tax assets.

On September 25, 2006, the Company received a Nasdaq Global Market ("Nasdaq") staff deficiency letter indicating that the Company's common stock failed to comply with the minimum bid price requirement set forth in Nasdaq Marketplace Rules. The letter was issued in accordance with standard Nasdaq procedures because the Company's common stock closed below $1.00 per share for 30 consecutive trading days. The letter further stated that the Company was afforded 180 calendar days, or until March 26, 2007, to regain compliance with the minimum bid requirement. The closing bid price of the Company's stock exceeded $1.00 per share for more than 10 consecutive trading days during November 2006. On November 8, 2006, the Company received notification from Nasdaq that it was now in compliance with the minimum bid price requirement and that the Company's non-compliance had been remedied.

We believe that over the next 12 months our current cash and cash equivalents, short-term investments, operating cash flows and availability under our revolving line of credit will be sufficient to support our ongoing operating and investing requirements, capital expenditures and to meet the working capital requirements of anticipated future growth. We may be required, either based upon operating results or to pursue opportunities to acquire or make investments in other technologies, to incur additional debt or issue equity securities. Our long-term liquidity will depend on our ability to commercialize the BioZ and other diagnostic products and may require us to raise additional funds through public or private financing, bank loans, collaborative relationships or other arrangements.

Contractual Obligations

The following table summarizes our contractual obligations at November 30, 2006, *(in thousands):*

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations [1]	$ 6,656	$ 414	$ 496	$ 5,419	$ 327
Capital lease obligations	42	14	28	—	—
Non-cancelable operating lease obligations	1,446	451	957	38	—
Deferred acquisition payments	483	169	314	—	—
Warranty obligations	402	136	165	101	—
Total	$ 9,029	$ 1,184	$ 1,960	$ 5,558	$ 327

(1) Excludes $2,469,000 non-cash discount on convertible notes (see Note 10)

Off-Balance Sheet Arrangements

We are not a party to off-balance sheet arrangements other than operating leases, and have not engaged in trading activities involving non-exchange traded contracts, and are not a party to any transaction with persons or activities that derive benefits, except as disclosed herein, from their non-independent relationships with the Company.

Critical Accounting Policies

The methods, estimates, and judgments we use in applying our most critical accounting policies have a significant impact on the results that we report in our consolidated financial statements. The SEC considers an entity's most critical accounting policies to be those policies that are both most important to the portrayal of a company's financial condition and results of operations, and those that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about matters that are inherently uncertain at the time of the estimation. We believe the following critical accounting policies require significant judgments and estimates used in the preparation of our consolidated financial statements and this discussion and analysis of our financial condition and results of operations:

Revenue Recognition - We recognize revenue from the sale of products to end-users, distributors and strategic partners when persuasive evidence of a sale exists, the product is complete, tested and has been shipped which coincides with transfer of title and risk of loss, the sales price is fixed and determinable and collection of the resulting receivable is reasonably assured and there are no material contingencies or rights of return and the Company does not have significant obligations for future performance. Provisions for estimated future product returns and allowances are recorded in the period of the sale based on the historical and anticipated future rate of returns. Revenue is reduced for any discounts or trade-in allowances given to the buyer.

We sell some products under long-term financing arrangements and recognize the present value of the minimum payments using the rate implicit in the financing agreement as revenue at the time of sale and recognize interest income over the term of the contract. Revenue for extended warranty contracts beyond our standard warranty is recognized evenly over the life of the contract. Amounts received for warranty contracts that have not yet been earned, are recorded as deferred revenue.

Allowance for Doubtful Accounts and Sales Returns - We maintain an allowance for doubtful accounts to cover estimated losses resulting from the inability of our customers to make required payments. We determine the adequacy of this allowance by regularly reviewing the accounts receivable aging and historical write-off rates. If customer payment timeframes were to deteriorate, additional allowances for doubtful accounts would be required.

Also included in the allowance for doubtful accounts is an estimate of potential future product returns related to current period sales recorded as a reduction of revenue. We analyze the rate of historical returns when evaluating the adequacy of the allowance for product returns.

Inventory Valuation and Reserves - We value our inventory at the lower of cost, using the first-in, first-out method, or market. We include expenses incurred to procure, receive, inspect, store, assemble, test and ship our products in an overhead pool that gets capitalized into inventory based on our standard material overhead rate which is applied as material is received. The overhead absorbed is adjusted to the actual rate incurred based on a four quarter rolling average. We maintain inventory reserves for demonstration inventory, potential excess, slow moving, and obsolete inventory as well as inventory with a carrying value in excess of its net realizable value. We review inventory on hand quarterly and record provisions for demonstration inventory, potential excess, slow moving or obsolete inventory based on several factors, including our current assessment of future product demand, historical experience, and product expiration.

Valuation of Goodwill and Other Indefinite Lived Intangible Assets - We are required to perform an annual review for impairment of goodwill in accordance with Statement of Financial Accounting Standards No. 142 (SFAS No. 142), *"Goodwill and Other Intangible Assets"*. In order to determine if the carrying value of a reporting unit exceeds its fair value, management prepares discounted cash flow models for each of the reporting segments that incorporate various assumptions regarding revenue and expense levels, income tax rates, working capital and capital spending requirements as well as the appropriate discount rate to apply. Each of these factors, while reasonable, requires a high degree of judgment and the results could vary if the actual results are materially different than the forecasts. In addition to the discounted cash flow models, management reviews the enterprise value (market capitalization plus interest bearing debt) of the consolidated company as a multiple of sales in comparison to prior periods and other comparable public companies in the same or similar industries.

In addition to the annual review, an interim review is required if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances include:

- a significant adverse change in legal factors or in the business climate;
- a significant decline in our projected revenue or cash flows;
- an adverse action or assessment by a regulator;
- unanticipated competition;
- a loss of key personnel;
- a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of; and
- the testing for recoverability under Statement 144 of a significant asset group within a reporting unit.

If any of our key assumptions relating to the annual or interim review were to be significantly different from actual future period results, then we would be required to reduce the carrying value of the intangible assets. Each of these assumptions, while reasonable, requires a certain degree of judgment and the fair value estimates could vary if the actual results are materially different than those initially applied. There were no such impairments in the current year. If the assets are considered to be impaired, the impairment we recognize is the amount by which the carrying value of the assets exceeds the fair value of the assets. If a change were to occur in any of the above-mentioned factors or estimates, the likelihood of a material change in our reported results would increase.

Valuation of Long-Lived Assets - We assess the impairment of long-lived assets, consisting of property, plant and equipment and finite lived intangible assets, whenever events or circumstances indicate that the carrying value may not be recoverable. Examples of such events or circumstances include:

- the asset's ability to continue to generate income from operations and positive cash flow in future periods;
- loss of legal ownership or title to the asset;
- significant changes in our strategic business objectives and utilization of the asset(s); and
- the impact of significant negative industry or economic trends.

Recoverability of assets to be held and used in operations is measured by a comparison of the carrying amount of an asset to the future net cash flows expected to be generated by the assets. The factors used to evaluate the future net cash flows, while reasonable, requires a high degree of judgment and the results could vary if the actual results are materially different than the forecasts. In addition, we base useful lives and amortization or depreciation expense on our subjective estimate of the period that the assets will generate revenue or otherwise be used by us. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs. There were no such impairments in the current year.

We also periodically review the lives assigned to our intangible assets to ensure that our initial estimates do not exceed any revised estimated periods from which we expect to realize cash flows from the technologies. If a change were to occur in any of the above-mentioned factors or estimates, the likelihood of a material change in our reported results would increase.

Warranty Cost - We maintain a provision for product warranties. Estimates for warranty costs are calculated based primarily upon historical warranty experience and are evaluated on a quarterly basis to determine the appropriateness of such assumptions. Warranty provisions are adjusted from time to time when actual warranty claim experience differs from our estimates.

Stock-Based Compensation - We adopted the fair value provisions of SFAS 123R on December 1, 2005. Stock-based compensation expense for all stock-based compensation awards granted after December 1, 2005 is based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Specifically, we estimate the weighted-average fair value of options granted using the Black-Scholes option pricing model based on evaluation assumptions regarding expected volatility, dividend yield, risk-free interest rates, the expected term of the option and the expected forfeiture rate. Each of these assumptions, while reasonable, requires a certain degree of judgment and the fair value estimates could vary if the actual results are materially different than those initially applied. Prior to the adoption of SFAS 123R, we did not record compensation cost in the consolidated financial statements for the stock options issued to employees.

Income Taxes – We use the asset and liability approach to account for income taxes. This methodology recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax base of assets and liabilities and operating loss and tax credit carryforwards. We then record a valuation allowance to reduce deferred tax assets to an amount that more likely than not will be realized. We consider future taxable income in assessing the need for the valuation allowance, which requires the use of estimates. If we determine during any period that we could realize a larger net deferred tax asset than the recorded amount, we would adjust the deferred tax asset to record a charge to income for the period.

Recent Accounting Pronouncements

In March 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154, *Accounting Changes and Error Corrections* ("SFAS 154"), which replaces Accounting Principles Board ("APB") Opinion No. 20, *Accounting Changes*, and SFAS 3, *Reporting Accounting Changes in Interim Financial Statement*, and changes the requirements for the accounting for and the reporting of a change in accounting principle. SFAS 154, which became effective for all accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, had no effect on the Company's financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments* ("SFAS 155"), which amends SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* and SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, aimed at improving the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. SFAS 155 became effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. The Company has not determined the impact, if any, the adoption of SFAS 155, will have on its financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), which clarifies when tax benefits should be recorded in financial statements, requires certain disclosures of uncertain tax matters and indicates how any tax reserves should be classified in a balance sheet. The Company has not determined the impact, if any, the adoption of FIN 48, which is effective for fiscal years beginning after December 15, 2006, will have on its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"* ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in its first quarter of fiscal 2008. The Company has not determined the impact, if any, the adoption of SFAS 157, will have on its financial position and results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

The primary objective of our investment activities is to preserve principal, while at the same time, maximize the income we receive from our investments without significantly increasing risk. In the normal course of business, we employ established policies and procedures to manage our exposure to changes in the fair value of our investments. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. We attempt to ensure the safety and preservation of our invested principal funds by limiting default risks, market risk and reinvestment risk. We mitigate default risk by investing in investment grade securities. Some of the securities that we have invested in may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk, we maintain substantially all of our portfolio of cash equivalents and short-term investments in commercial paper, certificates of deposit, money market and mutual funds. Our interest income is sensitive to changes in the general level of U.S. interest rates; however, due to the nature of our short-term investments, we have concluded that there is no material market risk exposure. As of November 30, 2006, we have $1,510,000 of short-term investments with maturities of more than three months at the time of purchase.

During 2006, our primary exposure to market risk was interest rate risk associated with our variable rate debt. See "Item 7. Management's Discussion and Analysis – Liquidity and Capital Resources" for further description of this debt instrument. A 1% change in interest rates on variable rate debt would have resulted in interest expense fluctuating by approximately $15,000 in fiscal 2006.

Foreign Currency Exchange Rate Risk

We are exposed to market risks related to foreign currency exchange rates, and have concluded that the market risk exposure is not material at this time.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
CardioDynamics International Corporation

We have audited the accompanying consolidated balance sheets of CardioDynamics International Corporation and subsidiaries (the "Company") as of November 30, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years then ended. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2006 and 2005, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) the effectiveness of the Company's internal control over financial reporting as of November 30, 2006, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 13, 2007 expressed an unqualified opinion thereon.

/s/ Mayer Hoffman McCann P.C.

San Diego, California
February 13, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
CardioDynamics International Corporation:

We have audited the accompanying consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows of CardioDynamics International Corporation and subsidiaries for the year ended November 30, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements of CardioDynamics International Corporation and subsidiaries referred to above present fairly, in all material respects, the results of their operations and their cash flows for the year ended November 30, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
KPMG LLP

San Diego, California
February 28, 2005

CARDIODYNAMICS INTERNATIONAL CORPORATION

Consolidated Balance Sheets

(In thousands)

Assets (Pledged)	November 30, 2006	November 30, 2005
Current assets:		
Cash and cash equivalents	$ 3,219	$ 3,615
Short-term investments	1,510	—
Accounts receivable, net of allowance for doubtful accounts of $1,199 in 2006 and $1,667 in 2005	5,520	7,359
Inventory, net	4,239	5,379
Current portion of long-term and installment receivables	659	1,452
Other current assets	370	398
Total current assets	15,517	18,203
Long-term receivables, net	570	1,171
Property, plant and equipment, net	5,456	5,508
Intangible assets, net	3,238	3,711
Goodwill	11,573	11,346
Other assets	34	59
Total assets	$ 36,388	$ 39,998
Liabilities and Shareholders' Equity		
Current liabilities:		
Revolving line of credit – bank	$ 1,000	$ 2,200
Accounts payable, including amounts due to related party of $0 at November 30, 2006 and $65 at November 30, 2005	1,675	2,022
Accrued expenses and other current liabilities	506	351
Accrued compensation	1,632	1,612
Income taxes payable	128	111
Current portion deferred revenue	99	196
Current portion deferred rent	111	99
Current portion of deferred acquisition payments	169	162
Provision for warranty repairs – current	136	132
Current portion long-term debt	428	431
Total current liabilities	5,884	7,316
Long-term portion of deferred revenue	119	65
Long-term portion of deferred rent	296	407
Long-term portion of deferred acquisition payments	314	440
Provision for warranty repairs – long-term	266	446
Long-term debt, less current portion	3,801	1,320
Total long-term liabilities	4,796	2,678
Total liabilities	10,680	9,994

Continued

See accompanying notes to consolidated financial statements.

CARDIODYNAMICS INTERNATIONAL CORPORATION

Consolidated Balance Sheets *(Continued)*

(In thousands)

	November 30,	
	2006	2005
Minority interest	$ 302	$ 241
Commitments and contingencies (Note 14)	—	—
Shareholders' equity:		
Preferred stock, 18,000 shares authorized, no shares issued or outstanding at November 30, 2006 or 2005	—	—
Common stock, no par value, 100,000 shares authorized, issued and outstanding 48,831 shares at November 30, 2006 and 48,803 shares at November 30, 2005	64,254	62,284
Accumulated other comprehensive income (loss)	269	(98)
Accumulated deficit	(39,117)	(32,423)
Total shareholders' equity	25,406	29,763
Total liabilities and shareholders' equity	$ 36,388	$ 39,998

See accompanying notes to consolidated financial statements.

CARDIODYNAMICS INTERNATIONAL CORPORATION

Consolidated Statements of Operations

(In thousands, except per share data)

	For the years ended November 30,		
	2006	2005	2004
Net sales	$ 30,342	$ 37,005	$ 40,988
Cost of sales	14,423	15,518	11,637
Gross margin	15,919	21,487	29,351
Operating expenses:			
Research and development	2,222	2,487	4,353
Selling and marketing	15,255	17,981	18,357
General and administrative	4,868	4,387	3,383
Amortization of intangible assets	506	464	334
Total operating expenses	22,851	25,319	26,427
Income (loss) from operations	(6,932)	(3,832)	2,924
Other income (expense):			
Interest income	312	227	339
Interest expense	(991)	(336)	(255)
Gain on derivative instruments	1,190	—	—
Foreign currency gain (loss)	(59)	61	(56)
Other, net	(2)	(7)	(1)
Other income (expense), net	450	(55)	27
Income (loss) before income taxes and minority interest	(6,482)	(3,887)	2,951
Minority interest in income of subsidiary	(38)	(55)	(37)
Income tax benefit (provision)	(174)	(11,003)	7,209
Net income (loss)	$ (6,694)	$ (14,945)	$ 10,123
Net income (loss) per common share:			
Basic	$ (.14)	$ (.31)	$ .21
Diluted	$ (.14)	$ (.31)	$ .21
Weighted-average number of shares used in per share calculation:			
Basic	48,819	48,787	47,668
Diluted	48,819	48,787	49,164

See accompanying notes to consolidated financial statements.

CARDIODYNAMICS INTERNATIONAL CORPORATION

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)

(In thousands)

	Common Stock		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders' Equity	Comprehensive Income (loss)
	Shares	Amount				
Balance at November 30, 2003	46,518	$ 50,638	(17)	$ (27,601)	$ 23,020	$ 2,432
Compensatory stock options granted	—	12	—	—	12	—
Issuance of common stock, net of issuance costs	—	(22)	—	—	(22)	—
Issuance of common stock – upon exercise of stock options and warrants	1,357	2,937	—	—	2,937	—
Issuance of common stock for purchase of businesses	846	5,136	—	—	5,136	—
Stock options income tax benefit	—	3,362	—	—	3,362	—
Unrealized gain on marketable securities	—	—	17	—	17	17
Foreign currency translation adjustment, net of deferred taxes of $95	—	—	149	—	149	149
Net income	—	—	—	10,123	10,123	10,123
Balance at November 30, 2004	48,721	62,063	149	(17,478)	44,734	10,289
Issuance of common stock – upon exercise of stock options and warrants	82	221	—	—	221	—
Foreign currency translation adjustment, net of deferred taxes of $0	—	—	(247)	—	(247)	(247)
Net loss	—	—	—	(14,945)	(14,945)	(14,945)
Balance at November 30, 2005	48,803	62,284	(98)	(32,423)	29,763	(15,192)
Stock based compensation expense	—	260	—	—	260	—
Issuance of common stock – upon exercise of stock options and warrants	28	34	—	—	34	—
Additional discount on modification of convertible note	—	449	—	—	449	—
Reclassification of derivative liability to shareholders' equity	—	1,227	—	—	1,227	—
Foreign currency translation adjustment, net of deferred taxes of $0	—	—	367	—	367	367
Net loss	—	—	—	(6,694)	(6,694)	(6,694)
Balance at November 30, 2006	48,831	$ 64,254	$ 269	$ (39,117)	$ 25,406	$ (6,327)

See accompanying notes to consolidated financial statements

CARDIODYNAMICS INTERNATIONAL CORPORATION

Consolidated Statements of Cash Flows

(In thousands)

	For the years ended November 30,		
	2006	2005	2004
Cash flows from operating activities:			
Net income (loss)	$ (6,694)	$ (14,945)	$ 10,123
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Minority interest in income of subsidiary	38	55	37
Provision (benefit) for deferred income taxes	—	10,736	(10,736)
Tax benefit from exercise of stock options and warrants	—	—	3,362
Depreciation	679	733	484
Amortization of intangible assets	506	464	334
Accretion of discount on notes	397	—	—
Provision for (reduction in) warranty repairs	123	281	(237)
Provision for doubtful accounts	1,717	2,545	2,904
Provision for (reduction in) doubtful long-term receivables	(187)	23	(201)
Stock based compensation expense	260	—	12
Gain on derivative instruments	(1,190)	—	—
Other non-cash items, net	50	(48)	73
Changes in operating assets and liabilities, excluding the effects of acquisitions in 2004:			
Accounts receivable	146	1,770	(4,420)
Inventory	1,155	(732)	(392)
Long-term and installment receivables and note receivable	1,581	120	939
Other current assets	30	173	(185)
Other assets	19	3	(56)
Accounts payable	(351)	(759)	1,404
Accrued expenses and other current liabilities	(152)	(333)	376
Accrued compensation	3	(397)	472
Income taxes payable	11	74	(67)
Deferred revenue	(43)	(85)	(74)
Deferred rent	(100)	184	213
Net cash provided by (used in) operating activities	$ (2,002)	$ (138)	$ 4,365

(Continued)

See accompanying notes to consolidated financial statements.

CARDIODYNAMICS INTERNATIONAL CORPORATION

Consolidated Statements of Cash Flows *(Continued)*

(In thousands)

	For the years ended November 30,		
	2006	2005	2004
Cash flows from investing activities:			
Proceeds from sale of short-term investments	$ —	$ —	$ 4,588
Purchases of short-term investments	(1,510)	—	—
Purchases of property, plant and equipment	(540)	(1,244)	(1,392)
Purchase of businesses, net of cash acquired	—	(56)	(13,750)
Net cash used in investing activities	(2,050)	(1,300)	(10,554)
Cash flows from financing activities:			
Proceeds from issuance of debt	5,328	2,602	7,069
Repayment of debt	(1,623)	(4,334)	(1,781)
Payment of deferred acquisition costs	(166)	(198)	—
Exercise of stock options and warrants	34	221	2,937
Issuance of common stock, net	—	—	(22)
Net cash provided by (used in) financing activities	3,573	(1,709)	8,203
Effect of exchange rate changes on cash and cash equivalents	83	(39)	25
Net increase (decrease) in cash and cash equivalents	(396)	(3,186)	2,039
Cash and cash equivalents at beginning of year	3,615	6,801	4,762
Cash and cash equivalents at end of year	$ 3,219	$ 3,615	$ 6,801
Supplemental disclosures of cash flow information:			
Cash payments during the year for:			
Interest	$ 496	$ 307	$ 276
Income taxes	$ 114	$ 225	$ 223
Supplemental disclosures of non-cash investing and financing activities:			
Unrealized holding gain on available-for-sale securities, less deferred tax effect	$ —	$ —	$ 17
Equipment acquired under capital lease	$ —	$ —	$ 44

(Continued)

See accompanying notes to consolidated financial statements.

CARDIODYNAMICS INTERNATIONAL CORPORATION

Consolidated Statements of Cash Flows *(Continued)*

(In thousands)

	For the years ended November 30,		
	2006	2005	2004
Supplemental non-cash disclosure of purchase of businesses:			
Cash and cash equivalents	$ —	$ —	$ 127
Accounts receivable, net	—	—	598
Inventory	—	—	1,092
Other current assets	—	—	64
Property, plant and equipment	—	—	3,517
Goodwill	—	—	11,055
Intangible assets	—	—	4,721
Accounts payable	—	—	(582)
Accrued expenses and other current liabilities	—	—	(50)
Accrued compensation	—	—	(116)
Income taxes payable	—	—	(60)
Provision for warranty repairs	—	—	(12)
Long-term debt, including current portion	—	—	(386)
Minority interest	—	—	(149)
Total purchase price	—	—	19,819
Less cash paid	—	—	(13,877)
Less deferred acquisition payments	—	—	(806)
Common stock issued	$ —	$ —	$ 5,136

See accompanying notes to consolidated financial statements.

(1) Organization and Summary of Significant Accounting Policies

Description of Business

CardioDynamics International Corporation ("CardioDynamics" or "the Company") is an innovator of an important medical technology called Impedance Cardiography ("ICG"). The Company develops, manufactures and markets noninvasive ICG diagnostic and monitoring devices, proprietary ICG sensors and a broad array of medical device electrodes. The Company was incorporated as a California corporation in June 1980 and changed its name to CardioDynamics International Corporation in October 1993.

Principles of Consolidation

The consolidated financial statements include the accounts of CardioDynamics International Corporation and its majority and wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates and assumptions include, but are not limited to, assessing the following: the valuation of accounts receivables, inventory and long-term receivables, impairment of goodwill and other intangible assets, recognizing the fair value of stock-based compensation, valuation allowance of deferred tax assets, the ability to estimate warranty obligations, provisions for returns and allowances and the determination of whether collection of revenue arrangements is probable or reasonably assured.

Revenue Recognition

The Company recognizes revenue from the sale of its products to end-users, distributors and strategic partners when persuasive evidence of a sale exists; the product is complete, tested and has physically shipped, the sales price is fixed and determinable, the buyer is obligated to pay the total purchase price, title for the product has transferred to the buyer, collection of the resulting receivable is reasonably assured, there are no material contingencies or rights of return and the Company does not have significant obligations for future performance.

The Company also sells products under long-term financing arrangements and recognizes the present value of the minimum payments, based on the interest rate implicit in the financing agreement, as revenue at the time of sale. Deferred interest income is recognized on a monthly basis over the term of the financing arrangement. Revenue for separately priced extended warranty contracts is recognized ratably over the life of the contract. Amounts received for warranty contracts that have not yet been earned, are recorded as deferred revenue.

Provisions for estimated future product returns and allowances are recorded in the period of the sale based on the historical and anticipated future rate of returns. The Company records shipping and handling costs charged to customers as revenue and shipping and handling costs to cost of sales as incurred. Revenue is reduced for any discounts or trade in allowances given to the buyer.

Fair Value of Financial Instruments

The carrying amounts of financial instruments such as cash and cash equivalents, short-term investments, accounts receivable, other current assets, long-term receivables, revolving line of credit, accounts payable, accrued expenses and other current liabilities and accrued compensation, are reasonable estimates of their fair value because of the short-term nature of these financial instruments. The fair value of each below-market, long-term receivable was estimated by discounting the future cash flows based on the interest rate implicit in the financing agreement. Long-term receivable financing arrangements include a market rate of interest and the carrying value approximates fair value. Long-term debt, which is based on borrowing rates currently available to the Company for loans with similar terms and maturities, is reported at its carrying value, which the Company believes approximates the fair value.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments with maturities of three months or less at the time of purchase. These investments generally consist of money market funds and commercial paper and are stated at cost, which approximates fair market value.

Short Term Investments

Short term investments as of November 30, 2006 consist of certificates of deposit with maturity dates of May 13, 2007. These have been designated as available for sale.

Accounts Receivable

The Company provides allowances against trade receivables for estimated losses resulting from customers' inability to pay. The adequacy of this allowance is determined by regularly reviewing the accounts receivable aging and historical write-off rates. If customer payment timeframes were to deteriorate, additional allowances for doubtful accounts would be required. Also included in the allowance for doubtful accounts is an estimate of potential future product returns related to product sales. We analyze the rate of historical returns when evaluating the adequacy for product returns which is recorded as a reduction of current period revenue.

Inventory

Inventory is stated at the lower of cost (first-in, first-out method) or market. The Company evaluates inventory on hand against historical and planned usage to determine appropriate provisions for obsolete, slow-moving and demonstration inventory. Inventory includes material, labor and overhead costs.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Property, plant and equipment acquired under capital leases are recorded at the present value of future minimum lease payments. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the improvement. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. When assets are sold, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is recorded.

Goodwill and Other Intangible Assets

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill and other intangible assets with indefinite lives are tested for impairment annually or more frequently if an event or circumstances indicates that impairment has occurred. We perform impairment reviews at a reporting unit level and used both the guideline company method and a discounted cash flow model, based on management's judgment and assumptions, to determine the initial estimated fair value of each reporting unit. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the estimated fair value of the reporting unit. Impairment testing indicated that the estimated fair value of each reporting unit exceeded its corresponding carrying amount, as such, no impairment exists as of November 30, 2006 or 2005.

Long-Lived Assets

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, long-lived assets with finite lives are tested for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. A significant decrease in the fair value of a long-lived asset, an adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition or an expectation that a long-lived asset will be sold or disposed of significantly before the end of its previously estimated life are among several of the factors that could result in an impairment charge.

Recoverability of assets to be held and used in operations is measured by a comparison of the carrying amount of an asset to the future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs. As of November 30, 2006 and 2005, there was no impairment recorded.

Warranty Cost

The Company records a provision for warranty repairs on all stand-alone BioZ systems sold, which is included in cost of sales in the consolidated statements of operations and is recorded in the same period the related revenue is recognized. The warranty provision is calculated using historical data to determine the percentage of systems that may require repairs during the warranty period and the average cost to repair a system. This financial model is then used to calculate the future probable expenses related to warranty and the required warranty provision. The historical data used in this model are reviewed and updated as circumstances change over the product's life cycle. If actual warranty expenditures differ substantially from our estimates, revisions to the warranty provision would be required. Actual warranty expenditures are recorded against the warranty provision as they are incurred.

Research and Development

Research and development costs are expensed in the period incurred.

Advertising

Advertising costs are expensed in the period incurred. Advertising costs, including trade show expenses, amounted to $1,062,000 in 2006, $1,011,000 in 2005 and $1,198,000 in 2004.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and certain changes in equity that are excluded from net income (loss). It includes net income (loss), unrealized gains and losses on short-term investments and foreign currency translation adjustments. Short-term investments securities generally consist of certificates of deposit, investments in debt instruments of financial institutions and corporations with strong credit ratings, and in U.S. government obligations. Comprehensive income (loss) for the years ended November 30, 2006, 2005 and 2004 has been reflected in the consolidated statements of shareholders' equity.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that available evidence about future taxable earnings indicates that it is more likely than not that the tax benefit associated with the deferred tax assets will not be realized, a valuation allowance is established.

Foreign Currency Translation

Foreign currency translation adjustments are a result of translating assets and liabilities of our foreign subsidiary from its functional currency into the reporting currency, U.S. dollars, using the period-end exchange rate. The average exchange rate of each reporting period is used to translate revenue and expenses. The cumulative translation adjustments are included in accumulated other comprehensive income (loss) reported as a separate component of shareholders' equity.

We have a payable relating to the Medis acquisition that is denominated in a foreign currency. This payable is reported as deferred acquisition payments in the consolidated balance sheet. The carrying amount of this payable is recorded at net present value and is subject to changes in currency exchange rates and the unrealized gains or losses are included in the determination of net income (loss) in the consolidated statements of operations as foreign currency loss.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks.

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are embedded derivative instruments, including the embedded conversion option, that are required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where the convertible instrument contains more than one embedded derivative instrument, including the conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. Also, in connection with the sale of convertible debt and equity instruments, the Company may issue freestanding warrants that may, depending on their terms, be accounted for as derivative instrument liabilities, rather than as equity.

Bifurcated embedded derivatives are initially recorded at fair value and are then revalued at each reporting date with changes in the fair value reported as charges or credits to income. When the convertible debt or equity instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible host instruments are first allocated to the fair value of all the bifurcated derivative instruments. The remaining proceeds, if any, are then allocated to the convertible instruments themselves, usually resulting in those instruments being recorded at a discount from their face amount.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to income, using the effective interest method.

Stock-Based Compensation

Effective December 1, 2005, the Company adopted the fair value provisions of *Accounting for Stock-Based Compensation* ("SFAS 123") (revised 2004), *Share-Based Payment* ("SFAS 123R"), using the modified prospective transition method and therefore has not restated results for prior periods. Under this transition method, stock-based compensation expense for the year ended November 30, 2006 includes compensation expense for all stock-based compensation awards granted prior to but not yet vested as of December 1, 2005 based on the grant date fair value estimated in accordance with the original provision of SFAS 123. Stock-based compensation expense for all stock-based compensation awards granted after December 1, 2005 is based on the grant date fair value estimated in accordance with the provisions of SFAS 123R.

Prior to the adoption of SFAS 123R on December 1, 2005, the Company recognized stock-based compensation expense in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and provided pro forma disclosure amounts in accordance with SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, as if the fair value method defined by SFAS 123 had been applied to its stock-based compensation.

At November 30, 2005, the Company had two stock-based employee compensation plans. No compensation cost had been recognized in the consolidated financial statements for the stock options issued to employees since they were all issued at fair market value on the date of grant. Awards under the plan typically vest over periods of up to four years.

In October 2005, the Company's Board of Directors accelerated the vesting of all unvested, out-of-the-money, employee service period stock options granted under the Option Plans. The Board took this action with the belief that it was in the best interests of the Company's stockholders as it would reduce the Company's reported compensation expense in future periods.

A stock option was considered "out-of-the-money" if the stock option exercise price was $2.00 or higher (168% of the closing stock price on the acceleration date). As a result of this action, stock options to purchase 1.4 million shares of the Company's common stock became immediately exercisable, including 0.5 million stock options held by Company executive officers. The weighted-average exercise price of all the accelerated stock options was $4.46.

The accelerated vesting allowed the Company to avoid future compensation expense it would otherwise have recognized in its statements of operations with respect to the accelerated stock options upon the Company's adoption of SFAS 123R, which requires that compensation costs related to share-based payment transactions be recognized in the Company's financial statements.

The following table illustrates the effect on net income (loss) and net income (loss) per common share in the periods prior to adoption of SFAS 123 as if the Company had applied the fair value recognition provisions of SFAS 123 to all outstanding and unvested awards in each period. *(In thousands, except per share data)*

	2005	2004
Net income (loss) as reported	$ (14,945)	$ 10,123
Add: Stock-based employee compensation expense included in reported net income (loss), net of tax	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(5,500)	(1,847)
Pro forma net income (loss)	$ (20,445)	$ 8,276
Earnings (loss) per common share:		
As reported – basic	$ (.31)	$ .21
As reported – diluted	$ (.31)	$ .21
Pro forma – basic	$ (.42)	$ .17
Pro forma – diluted	$ (.42)	$ .17

The Company recognizes stock-based compensation costs on a straight-line basis over each of the vesting periods of the award, which is typically a one year initial cliff vesting period and thirty-six monthly vesting periods thereafter.

For the year ended November 30, 2006, total stock-based compensation expense included in the consolidated statements of operations was $260,000, charged as follows *(in thousands)*:

	2006
Cost of sales	$ 11
Research and development	40
Selling and marketing	101
General and administrative	108
Total stock-based compensation expense	$ 260

The Company has a 100% valuation allowance recorded against its deferred tax assets; therefore, the stock-based compensation has no tax effect on the consolidated statements of operations.

The weighted-average fair value of options granted during fiscal 2005 and 2004 was $1.24 and $2.97, respectively, using a Black-Scholes option pricing model with the following assumptions:

	2005	2004
Expected volatility	60.9%	68.1%
Expected dividend yield	0%	0%
Risk-free interest rate	3.8%	2.3%
Expected life	3.5 years	3.7 years

The weighted-average fair value of options granted in 2006 using the Black-Scholes option pricing model with the following valuation assumptions and weighted-average fair values is as follows:

	2006
Weighted-average fair value of options granted	$ 0.76
Expected volatility	67.0%
Dividend yield	0.0%
Risk-free interest rate	4.8%
Expected term in years	5.7

Expected Volatility - The volatility factor is based on the Company's historical stock price fluctuations for a period matching the expected life of the options.

Dividend Yield - The Company has not, and does not, intend to pay dividends.

Risk-free Interest Rate - The Company applies the risk-free interest rate based on the U.S. Treasury yield in effect at the time of the grant.

Expected Term in Years - The expected term is based upon management's consideration of the historical life of options, the vesting period of the option granted and the contractual period of the option granted.

Forfeitures - Stock-based compensation expense recognized in the consolidated statements of operations is based on awards ultimately expected to vest, reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience. In the Company's pro forma information required under SFAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

Net Income (Loss) Per Common Share

Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted income (loss) per share is calculated by including the additional shares of common stock issuable upon exercise of outstanding options, warrants and convertible debt instruments that are not anti-dilutive, in the weighted-average share calculation.

The following table lists the potentially dilutive equity instruments, each convertible into one share of common stock *(in thousands)*.

	For the years ended November 30,		
	2006	2005	2004
Weighted average common shares outstanding - basic	48,819	48,787	47,668
Effect of dilutive securities:			
Stock options	-	-	1,169
Warrants	-	-	327
Convertible Notes	-	-	-
Potentially dilutive shares	-	-	1,496
Weighted average common shares outstanding - dilutive	48,819	48,787	49,164

The following potentially dilutive instruments were not included in the per share calculation for 2006, 2005 or 2004 as their effect was antidilutive.

	(In thousands)		
	For the years ended November 30,		
	2006	2005	2004
Stock options	4,693	4,345	1,317
Warrants	-	-	-
Convertible Notes	4,565	-	-
Total	9,258	4,345	1,317

Reclassifications

Financial presentations for certain prior years account balances have been reclassified in order to conform to current year presentation. There was no impact on the results from operations for any of the periods presented as a result of the reclassifications.

Recent Accounting Pronouncements

In March 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154, *Accounting Changes and Error Corrections* ("SFAS 154"), which replaces Accounting Principles Board ("APB") Opinion No. 20, *Accounting Changes,* and SFAS 3, *Reporting Accounting Changes in Interim Financial Statement,* and changes the requirements for the accounting for and the reporting of a change in accounting principle. SFAS 154, which became effective for all accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, had no effect on the Company's financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments* ("SFAS 155"), which amends SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* and SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, aimed at improving the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. SFAS 155 is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. The Company has not determined the impact, if any, the adoption of SFAS 155 will have on its financial position and results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), which clarifies when tax benefits should be recorded in financial statements, requires certain disclosures of uncertain tax matters and indicates how any tax reserves should be classified in a balance sheet. The Company has not determined the impact, if any, the adoption of FIN 48, which is effective for fiscal years beginning after December 15, 2006, will have on its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"* ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in its first quarter of fiscal 2008. The Company has not determined the impact, if any, the adoption of SFAS 157 will have on its financial position and results of operations.

(2) Business Combinations

Vermed Acquisition

On March 22, 2004, the Company acquired substantially all of the assets and certain liabilities of Vermed.

Vermed is a manufacturer of electrodes and related supplies used in electrocardiograms and other diagnostic procedures for cardiology, electrotherapy, sleep testing, neurology and general purpose diagnostic testing. Vermed is located in Bellow Falls, Vermont. The final purchase price consisted of $12 million in cash, $533,000 of acquisition costs, and the issuance to Vermont Medical, Inc. of 745,733 shares of the Company's common stock valued at $4.5 million.

The Vermed acquisition was accounted for using the purchase method of accounting whereby the total purchase price was allocated to tangible and identifiable intangible assets based on their fair values as of the date of acquisition. The excess of the purchase price over the fair value of net tangible and identifiable intangible assets has been recorded as goodwill.

The results of Vermed's operations have been included in the accompanying consolidated financial statements from the date of acquisition. The final cost of the acquisition is as follows *(In thousands):*

Cash paid for net assets and acquisition costs	$ 12,533
Issuance of common stock	4,500
Total purchase price	$ 17,033

The allocation of the Vermed purchase price is as follows:

Accounts receivable, net	$ 468
Inventory	1,065
Property, plant and equipment	2,551
Goodwill	9,521
Identifiable intangible assets	4,000
Accounts payable	(572)
Total Vermed purchase price	$17,033

Identifiable intangible assets acquired in the Vermed transaction consist of the following *(In thousands):*

		Estimated Life (years)
Customer lists	$ 2,900	10
OEM relationships	900	10
Proprietary gel formulas	100	15
Trademark and trade name	100	Indefinite
	$ 4,000	

The following unaudited pro forma consolidated information is presented as if the March 2004 acquisition of Vermed occurred on December 1, 2003. These unaudited pro forma consolidated results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have actually resulted had the acquisition been in effect in the periods indicated above, or of the future results of operation

The unaudited pro forma consolidated results for year ended November 30 are as follows *(In thousands):*

		2004
Net sales	$	43,559
Net income		10,307
Earnings per share:		
Basic	$	0.22
Diluted	$	0.21

Medis Acquisition

On June 2, 2004, the Company acquired 80% of all outstanding shares of Medis, a privately held European cardiology and vascular device company. Medis is located in Ilmenau, Germany and develops, manufactures and sells ICG and venous blood flow products. Medis operates as a majority-owned subsidiary of CardioDynamics and Dr. Olaf Solbrig, co-founder of Medis, continues as Managing Director. Dr. Solbrig and his partner retain a 20% minority interest in Medis. The final purchase price consisted of Euros 800,000 ($985,000) in cash at the date of acquisition, Euros 760,000 (at present value of $806,000 using a 5% discount rate) to be paid over five years in equal installments, the issuance of 100,000 shares of the Company's common stock valued at $636,000 and $415,000 of acquisition costs. The financial results of Medis are included in our consolidated financial statements from the date of acquisition.

The Medis acquisition was accounted for using the purchase method of accounting whereby the total purchase price was allocated to tangible and identifiable intangible assets based on their fair values as of the date of acquisition. The excess of the purchase price over the fair value of net tangible and identifiable intangible assets has been recorded as goodwill. The Company funded the cash portion of the transaction with available cash. The acquisition was not considered material to the overall consolidated financial statements, or pro forma financial statements.

As of November 30, 2005, the Company had $1,770,000 of goodwill related to Medis, an increase of $356,000 over the November 30, 2004 balance based on the final valuation of Medis' amortizable intangible assets and additional acquisition related costs. As of November 30, 2006, the Company had $2,052,000 of goodwill related to Medis, an increase of $282,000 over the prior year is due to foreign currency translation gains during the period.

The total cost of the acquisition is as follows *(In thousands)*:

Cash paid for net assets and acquisition costs	$ 1,400
Issuance of common stock	636
Deferred acquisition payment to be paid over five years	806
Total purchase price	$ 2,842

The allocation of the purchase price, which was finalized in March 2005, is as follows:

Total current assets	$ 348
Property, plant and equipment	966
Goodwill	1,911
Identifiable intangible assets	400
Total current liabilities	(248)
Total long-term liabilities	(386)
Minority interest	(149)
Total purchase price	$ 2,842

(3) Geographic and Segment Information

Significant Customers

During the fiscal years ended November 30, 2006 and 2005, the Company had a single major customer, Physician Sales and Services ("PSS"), that exceeded 10% of total net sales. The net revenues from PSS included in both ICG and ECG segment net sales for the years ended November 30, 2006 and 2005 totaled $3,306,000 and $7,144,000, respectively. For the year ended November 30, 2004, the Company did not have any individual customer or distributor that accounted for 10% or more of total net sales.

Geographic Information

Net sales for domestic and international for the years ended November 30 were as follows *(In thousands)*:

	2006	2005	2004
United States	$ 27,874	$ 33,567	$ 37,868
International[(1)]	2,468	3,438	3,120
Total consolidated net sales	$ 30,342	$ 37,005	$ 40,988

Net long-lived assets by geographic area at November 30 were as follows *(In thousands)*:

	2006	2005	2004
United States	$ 17,031	$ 17,564	$ 17,432
Europe	3,236	3,001	3,427
Net long-lived assets[(2)]	$ 20,267	$ 20,565	$ 20,859

(1) Sales to customers attributed to geographical areas other than the United States are not material for purposes of separate disclosure.

(2) Net long-lived assets include property, plant and equipment, goodwill and intangible assets.

Segment Information

We classify our businesses principally through two reportable operating segments as follows:

Impedance Cardiography (ICG)

The ICG segment consists primarily of the development, manufacture and sales of the BioZ ICG Monitor, BioZ ICG Module and associated BioZtect sensors. These devices use ICG technology to noninvasively measure the heart's mechanical characteristics by monitoring the heart's ability to deliver blood to the body and are used principally by physicians to assess, diagnose, and treat cardiovascular disease and are sold through our direct sales force and distributors to physicians and hospitals throughout the world. Following the acquisition of Medis in June 2004, the ICG segment also includes diagnostic and monitoring devices such as the Niccomo and Cardioscreen monitors and the Rheoscreen family of measurement devices.

In December 2004, the Company received FDA 510(k) clearance on the first phase of the BioZ Dx. The BioZ Dx has improved signal processing and features an integrated full-page thermal printer, color display screen, and a new reporting function that allows physicians to automatically compare a patient's last ICG report to the current ICG report. Commercial shipments of the BioZ Dx commenced in the first fiscal quarter of 2005. In June 2005, the Company received FDA 510(k) clearance on the second phase of the BioZ Dx. The second phase of the BioZ Dx is the combined ICG/ECG device that includes 12-lead ECG capability, which provides physicians the ability to assess the patient's electrical and mechanical cardiovascular status in one efficient platform. Shipments of the BioZ Dx commenced in the third fiscal quarter of 2005. Existing BioZ Dx customers will be able to add the 12-lead diagnostic ECG capability with a convenient field upgrade.

Electrocardiography (ECG)

The ECG segment, (Medical Sensor segment), designs, manufactures and sells electrocardiogram electrodes and related supplies through the Company's Vermed subsidiary acquired in March 2004. These products are used principally in electrocardiogram and other diagnostic procedures for cardiology, electrotherapy, sleep testing, neurology and general purpose diagnostic testing. The products are sold to a diverse client base of medical suppliers, facilities and physicians.

Segment Profit and Assets

Segment information for the Company's reporting segments for years ended November 30 is as follows. The Corporate unallocated items are comprised of general corporate expenses of a non-segment related nature. "Other", includes elimination of intersegment sales *(In thousands):*

	For the years ended November 30,		
Net external sales:	**2006**	**2005**	**2004**
ICG	$ 19,783	$ 27,686	$ 34,260
ECG	10,559	9,319	6,728
Intersegment	1,080	1,098	–
Other	(1,080)	(1,098)	–
Consolidated net external sales	30,342	37,005	40,988
Gross margin:			
ICG	12,188	17,878	26,665
ECG	3,731	3,609	2,686
Consolidated gross margin	15,919	21,487	29,351
Gross margin as a percentage of sales:			
ICG	61.6%	64.6%	77.8%
ECG	35.3%	38.7%	39.9%
Consolidated gross margin as a percentage of sales	52.5%	58.1%	71.6%
Income (loss) before income taxes and minority interest:			
ICG	(5,657)	(2,741)	3,404
ECG	1,056	1,410	1,271
Income (loss) before income taxes and minority interest of reportable segments	(4,601)	(1,331)	4,675
Corporate unallocated	(1,881)	(2,556)	(1,724)
Consolidated income (loss) before income taxes and minority interest	$ (6,482)	$ (3,887)	$ 2,951

Total assets:	**2006**	**2005**
ICG	$ 16,724	$ 22,672
ECG	21,133	21,687
Total assets of reportable segments	37,857	44,359
Corporate unallocated	(1,469)	(4,361)
Consolidated total assets	$ 36,388	$ 39,998

Goodwill included above for the ICG segment in 2006 and 2005 was $2,052,000 and $1,825,000 respectively, and for the ECG segment in both 2006 and 2005 was $9,521,000.

(4) Inventory

Inventory consists of the following at November 30 *(In thousands)*:

	2006	2005
Electronic components and subassemblies	$ 2,558	$ 2,450
Finished goods	1,999	2,121
Demonstration units	1,295	1,766
Less provision for obsolete and slow-moving inventory	(1,364)	(628)
Less provision for demonstration inventory	(249)	(330)
Inventory, net	$ 4,239	$ 5,379

(5) Long-Term Receivables

In fiscal 2000, the Company offered its customers no-interest financing with maturities ranging from 24 to 60 months. Revenue is recorded on these contracts at the time of sale based on the present value of the minimum payments using market interest rates or the rate implicit in the financing arrangement.

Interest income is deferred and recognized on a monthly basis over the term of the contract. In fiscal 2001, the Company established a similar program through a third party financing company to replace the internal equipment-financing program. Under certain circumstances, the Company continues to provide in-house financing to its customers, although the contracts now include market rate interest provisions. The long-term receivables resulting from internal financing are collateralized by the individual systems. Long-term receivables consist of the following at November 30 *(In thousands)*:

	2006	2005
Long-term receivables, net of deferred interest	$ 1,379	$ 2,928
Less allowance for doubtful long-term receivables	(195)	(381)
	1,184	2,547
Less current portion of long-term receivables	(614)	(1,376)
Long-term receivables and note receivable, net	$ 570	$ 1,171

(6) Property, Plant and Equipment

Property, plant and equipment at November 30 consist of the following *(In thousands)*:

	Estimated Useful Life (In years)	2006	2005
Land	—	$ 191	$ 181
Buildings and improvements	5-35	2,696	2,618
Computer software and equipment	3-5	1,253	1,653
Manufacturing, lab equipment and fixtures	3-20	3,095	2,766
Office furniture and equipment	3-8	427	341
Sales equipment and exhibit booth	3-5	46	73
Auto	5	20	18
Construction in progress	—	310	265
		8,038	7,915
Accumulated depreciation		(2,582)	(2,407)
Property, plant and equipment, net		$ 5,456	$ 5,508

(7) Goodwill and Intangible Assets

The Company accounts for goodwill under the provisions of SFAS No. 142. Goodwill and intangible assets with indefinite lives are not subject to amortization, but are tested for impairment annually or whenever events or changes in circumstances indicate that the asset might be impaired. Goodwill is considered to be impaired if the Company determines that the carrying value of the reporting unit exceeds its fair value. In addition to the annual review, an interim review is required if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. In 2005 and 2006, the years following the acquisitions of Vermed and Medis, the Company performed annual impairment reviews of goodwill. Based on these analyses, there was no impairment of goodwill for the fiscal years ended November 30, 2006 and 2005.

Identifiable intangible assets with finite lives are subject to amortization, and any impairment is determined in accordance with SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The Company recorded amortization expense of $506,000, $464,000 and $334,000 during the fiscal years ending 2006, 2005 and 2004, respectively. Estimated amortization expense for the years ending November 30, 2007, 2008, 2009, 2010 and 2011 is $527,000, $492,000, $417,000, $389,000 and $387,000, respectively.

The Company recorded $11,573,000 of goodwill related to the Vermed and Medis acquisitions. The identifiable intangible assets consist of the following at November 30 *(In thousands):*

		2006			2005		
	Estimated Life (in years)	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Customer lists	10	$ 2,900	$ (781)	$ 2,119	$ 2,900	$ (491)	$ 2,409
OEM relationships	10	900	(242)	658	900	(153)	747
Proprietary gel formulas	15	100	(18)	82	100	(11)	89
Trademark and trade name	Indefinite	100	-	100	100	-	100
Developed technology	4 – 5	430	(226)	204	383	(121)	262
Patents	5	125	(50)	75	120	(16)	104
		$ 4,555	$ (1,317)	$ 3,238	$ 4,503	$ (792)	$ 3,711

(8) Guarantees

Product Warranties

The Company warrants that its stand-alone BioZ Systems shall be free from defects for a period of 60 months (on the BioZ Dx) and 12 months (on the BioZ Monitor) from the date of shipment on each new system sold in the United States, 12 months on factory certified refurbished or demonstration systems and for 13 months on systems sold by CardioDynamics internationally and 12 months on systems sold by Medis. Additional years of warranty can be purchased on the BioZ Systems. Options and accessories purchased with the system are covered for a period of 90 days. The Company records a provision for warranty repairs on all systems sold, which is included in cost of sales in the consolidated statements of operations and is recorded in the same period the related revenue is recognized.

The warranty provision is calculated using historical data to estimate the percentage of systems that will require repairs during the warranty period and the average cost to repair a system. This financial model is then used to calculate the future probable expenses related to warranty and the required warranty provision. The estimates used in this model are reviewed and updated as actual warranty expenditures change over the product's life cycle. If actual warranty expenditures differ substantially from our estimates, revisions to the warranty provision would be required.

The following table summarizes information related to our warranty provision at November 30 *(In thousands)*:

	2006	2005
Beginning balance	$ 578	$ 409
Provision for warranties issued	123	281
Warranty expenditures incurred	(105)	(112)
Adjustments and expirations	(194)	-
Ending balance	$ 402	$ 578

(9) Financing Agreements

In November 2005, the Company amended certain provisions of the bank term loan to extend the maturity date to November 1, 2008 and take an advance of $2.2 million from the revolving credit line to reduce the outstanding principal balance of the term loan which lowered future monthly installment payments. In August 2006, the Company entered into a *Third Amended and Restated Loan and Security Agreement* with the bank, which eliminates certain covenants related to minimum tangible net worth and EBITDA and revises the liquidity covenant to require a minimum cash to bank debt ratio of 1.15 to 1.00.

In November 2006, the Company amended the revolving credit line to extend the maturity date to February 11, 2007 and has subsequently extended the maturity date to March 11, 2007. As of November 30, 2006 and 2005, the Company had $1,000,000 and $2,200,000, respectively, of borrowings under the revolving credit line. There were no outstanding borrowings under the revolving credit line as of November 30, 2004. The Company's revolving credit line availability was $444,000 as of November 30, 2006.

As of November 30, 2006, the Company was in compliance with the covenants and management does not believe that any covenants are reasonably likely to materially limit the Company's ability to maintain the credit line. The obligations of the Company under the revolving credit line and the term loan are secured by a pledge of all assets of the Company.

The interest rate on the term loan was one percent over the bank's prime rate, or 9.25%, as of November 30, 2006. Both loans are subject to interest rate adjustments on a monthly basis. There is an unused commitment fee of one half percent of the difference between the available revolving credit line and the average daily revolving credit balance, reduced by one-quarter percent based on a stated level of cash on deposit with the bank. The obligations of the Company under the revolving credit line and the term loan are secured by a pledge of all of the Company's assets.

In 2004, the Company issued letters of credit relating to the acquisition of Medis to secure the deferred acquisition payments due to the minority shareholders of Medis to be paid annually over five years through 2009. As of November 30, 2006, outstanding letters of credit totaled $601,000, which reduces credit available under the revolving credit line.

Also in connection with the acquisition of Medis in 2004, the Company assumed two bank loans with the Sparkasse Arnstadt-Ilmenau bank. Under the terms of the loan agreement, the loans are secured by a pledge of the building valued at 760,000 Euros ($1,001,000) as of November 30, 2006. One of the loans bears interest at a fixed rate of 5.3% through July 30, 2011 and then the bank has the option to adjust the rate. The other loan bears a fixed rate of 5.9% through July 30, 2011 and then the bank has the right to adjust the rate. Both loans mature on August 31, 2021.

In March 2005, the Company's Vermed subsidiary entered into a loan and promissory note agreement subject to a maximum loan availability of $480,000 with the Vermont Economic Development Authority (VEDA) to assist with the purchase and installation of custom designed manufacturing equipment. The interest rate is adjustable at 0.75% less than the tax exempt rate (5.25% as of November 30, 2006) and the loan matures in January 2012. Under the terms of the loan, Vermed is required to maintain certain debt coverage levels and current ratios. The note payable is guaranteed by CardioDynamics and is secured by the manufacturing equipment with a cost of approximately $1.2 million.

(10) Long-term Debt

On April 11, 2006, the Company issued $5.25 million of subordinated convertible debt securities ("Convertible Notes") to its largest institutional shareholder. The three-year, Convertible Notes due in 2009 bear interest at an annual rate of 8%, and are convertible into common stock at an initial price of $1.15 per share. In connection with the sale of the Convertible Notes, the Company entered into a securities purchase agreement with the purchasers of the Convertible Notes.

Pursuant to the terms of the securities purchase agreement, the Company filed a registration statement on Form S-3, which became effective on May 31, 2006 and has agreed to use its best efforts to keep such registration statement effective for a period of up to two years from April 11, 2006 or such lesser period of time as all of the shares of common stock issuable upon conversion of the Convertible Notes have been sold or can be sold without restriction under Rule 144. The Company will be required to pay additional interest, subject to limitations, to the holders of the Convertible Notes if it fails to comply with its obligations to keep the registration statement effective for the required period of time.

The Convertible Notes were assessed under SFAS 133 and management determined that the conversion option represented an embedded derivative liability. Accordingly, the Company bifurcated the embedded conversion option and accounted for it as a derivative liability because the conversion price of the debt can be adjusted if the Company subsequently issues common stock at a lower price. In accordance with SFAS 133, embedded derivative instruments, unless certain conditions are met, require revaluation at the end of each reporting period. In accordance with this standard the embedded conversion option of the Convertible Notes was revalued each period end. The change in fair value was reflected as a gain (loss) for the period. The primary factor that impacted the fair value was the market value for the Company's common shares. This embedded conversion option was valued using a binomial option pricing model.

The proceeds received on issuance of the convertible debt were first allocated to the fair value of the bifurcated embedded derivative instruments included in the Convertible Notes, with the remaining proceeds allocated to the notes payable, resulting in the notes payable being recorded at a significant discount from their face amounts as shown in the table below. This discount, together with the stated interest on the notes payable, is accreted using the effective interest method over the term of the notes payable.

Proceeds received on the issuance of convertible debt	$	5,250,000
Fair value of conversion option		(2,417,000)
Notes payable – convertible notes at carrying value at inception	$	2,833,000

The carrying value of the notes payable will accrete up to the face value over the life of the notes. The Company recorded accretion of $397,000 for the year ended November 30, 2006 related to the Convertible Notes. For the year ended November 30, 2006, interest expense on the notes payable was $267,000.

The amount recorded on the balance sheet at November 30, 2006 has been calculated as follows:

Convertible notes at carrying value at inception	$	2,833,000
Additional discount on notes upon debt modification		(449,000)
Accretion expense		397,000
Convertible notes carrying value at November 30, 2006	$	2,781,000

On November 29, 2006, the Company entered into an amendment with the holders of the Convertible Notes. The amendment extends the term of the Convertible Notes from April 2009 to April 2011, adds an investor put option under which the holders may elect to be repaid at the end of the third year, and eliminates certain language that previously resulted in the inability to fix the number of shares issuable upon conversion causing the embedded conversion feature to be subject to SFAS 133. As a result of this amendment, the requirement to classify the embedded conversion option as a derivative liability was eliminated and the derivative liability was reclassified to shareholders' equity.

The following table discloses the change in fair value of the embedded conversion option from inception through the date of modification:

Fair value of conversion option at inception	$	2,417,000
Changes in fair value through August 31, 2006		(1,464,000)
Change in fair value as a result of modification		274,000
Fair value of conversion option at November 29, 2006 reclassified to shareholders' equity	$	1,227,000

The Company evaluated the amendments under Emerging Issues Task Force ("EITF") 96-19 *"Debtor's Accounting for a Modification or Exchange of Debt Instruments"*, which requires that a substantial modification of terms be accounted for and reported in the same manner as an extinguishment. A substantial modification of a debt instrument is deemed to have been accomplished if the present value of the cash flows (including fair value of an embedded conversion option upon modification of a convertible debt instrument) under the terms of the new debt instrument is at least 10 percent different than the present value of the remaining cash flows under the terms of the original instrument. In addition, EITF 96-19 specifically requires that if the debt instrument is puttable, then the cash flow analysis is to be performed assuming exercise and non-exercise of the put option and that the assumption that generates the smaller change would be used as the basis for the 10% threshold.

The Company performed the debt modification/extinguishment present value of the remaining cash flow calculations in accordance with EITF 96-19 and because of the three-year put option, the amendments did not result in a greater than 10% change in the carrying value of the original debt instrument immediately prior to the modification and therefore debt extinguishment accounting does not apply. Accordingly, a new effective interest rate was determined as of the amendment date, based on the carrying amount of the original debt instrument and the revised cash flows. As a result of the modification, the change in fair value of the embedded conversion option of $449,000 was recorded as an additional discount on the convertible note. The remaining discount will be accreted using the effective interest method over the new extended term of the notes payable.

The net change in fair value of the derivative liability subsequent to issuance of $1,190,000 was recognized as a gain on derivative instruments in the consolidated statements of operations for the year ended November 30, 2006.

Long-term debt consists of the following *(in thousands)*:

		2006		**2005**
Subordinated convertible notes at 8.0% at November 30, 2006	$	5,250	$	-
Discount on convertible notes		(2,469)		-
Secured bank loan payable to Comerica Bank at 9.25% in 2006 and 8.0% in 2005 (matures November 2008) *(See Note 9)*		656		983
Secured bank loans payable to Sparkasse Arnstadt-Ilmenau at 5.3% and 5.9% as of November 30, 2006 and 5.5% and 5.9% as of November 30, 2005 (mature August 2021) *(See Note 9)*		378		351
Note payable to Vermont Economic Development Authority at 5.5% as of November 30, 2006 and 4.25% as of November 30, 2005 (matures January 2012) *(See Note 9)*		372		353
Capital leases		42		64
Long-term debt		4,229		1,751
Less current portion		(428)		(431)
Long-term debt, less current portion	$	3,801	$	1,320

Maturities of the long-term debt at November 30, 2006 are as follows *(In thousands)*:

Years Ending November 30,		Gross Maturities		Imputed Interest on Minimum Lease Payment Under Capital Leases		Net Long-Term Debt
2007	$	430	$	(2)	$	428
2008		421		(1)		420
2009		95		(1)		94
2010		85		–		85
2011		5,338		–		5,338
Thereafter		345		–		345
Total	$	6,714	$	(4)	$	6,710

Capital Leases

The Company leases certain equipment under capital leases where the lessors retain a security interest in the equipment until the capital lease obligation is concluded. Capital leases included in property, plant and equipment are as follows at November 30 *(In thousands)*:

		2006		2005
Office furniture and equipment	$	74	$	74
Less accumulated amortization		(46)		(28)
	$	28	$	46

(11) Shareholders' Equity

On August 25, 1999, the Company issued 2,000,000 common stock warrants to GEMS-IT. One million of the warrants were granted to GEMS-IT to obtain access to their technology. The remaining 1,000,000 performance based warrants vested during November 2000, as a result of GEMS-IT meeting their minimum sales objectives. This resulted in a non-cash charge included in sales and marketing expense in fiscal 1999 of $3,382,000 based on the fair market value of the warrants. Each warrant represents the right to purchase one share of the Company's stock at an exercise price of $4.10, until the expiration date of August 25, 2004. Just prior to the expiration date, in accordance with their original terms, these warrants were exercised in a cashless net exercise transaction whereby the Company issued 340,753 shares of common stock equivalent to the "in the money" value of the warrants at the exercise date.

In August, 2004, 350,000 premium priced warrants that had been granted to an institutional investor in August, 1999, as part of an equity financing, were exercised at $3.54 per share.

(12) Stock Options

In 2004, the shareholders approved the 2004 Stock Incentive Plan (the 2004 Plan), which replaced the 1995 Stock Option/Issuance Plan (the 1995 Plan). Although the 1995 plan remains in effect for outstanding options, no new options may be granted under this plan.

The 2004 Plan authorizes awards of the following types of equity-based compensation: incentive stock options (ISO), nonqualified stock options (NSO), stock appreciation rights, stock units and restricted stock. The total number of shares reserved and available under the 2004 Plan is 2,000,000 plus any shares remaining available for grant under the 1995 Plan on the effective date, including shares subject to outstanding options that are subsequently forfeited or terminate for any other reason before being exercised.

The exercise price of an ISO shall not be less than 100% of the fair market value of a share on the date of grant, and the exercise price of an NSO shall not be less 85% of the fair market value of a share on the date of grant. The Compensation Committee, at its sole discretion, shall determine the option exercise price and an option's maximum term is ten years.

The 2004 Plan provides for annual grants to each outside director who was not an employee of the Company within the preceding two years. Each director who will continue to serve on the Company's Board of Director's shall receive a nonstatutory option to purchase 12,000 shares following the conclusion of the annual shareholder meeting. In addition, at their election, they also receive either a cash fee of $2,000 per month or an annual stock option grant at fair market value for their services on the board. In 2006, the elected grant was for 24,000 stock options and in 2005 the elected grant was for 12,000 stock options. The options vest monthly over 12 months and expire upon the earlier of ten years from the date of grant or two years after the director terminates their position on the Board.

In August 2006, the Company's Board of Directors granted an additional 6,000 options to the Company's Audit Committee Chairman. In October 2006, the Company's Board of Directors granted 10,000 options to a new board member. During fiscal 2006, 2005 and 2004, 73,000, 198,000, and 102,000 options, respectively, were granted to the Board of Directors at fair market value on the date of grant. Individual Board members who elected to receive stock options in lieu of cash compensation for 2006, were granted their option in November 2005, therefore the 2005 stock option grant amount listed above represents option compensation for more than one year.

The Option Plans also provided for grants of options and issuances of stock in exchange for professional services or incentives. During fiscal 2006 and 2005, there were no options granted in exchange for services. During fiscal 2004, there were 665 options granted in exchange for services or as an incentive resulting in expense in the amount of $2,000. The compensation expense is calculated using the Black-Scholes option pricing model and was recorded during the period the services were provided or, in the case of options granted for services already provided, the period when the option was granted.

At November 30, 2006, there were 1,266,534 shares available for grant under the Option Plan. Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted-average exercise price
Options outstanding at November 30, 2003	3,748,008	$ 3.78
Granted	1,223,315	5.67
Exercised	(509,343)	2.83
Forfeited	(152,361)	3.94
Expired	(157,286)	4.66
Options outstanding at November 30, 2004	4,152,333	4.39
Granted	2,019,453	2.61
Exercised	(72,288)	2.83
Forfeited	(376,236)	4.37
Expired	(314,286)	4.57
Options outstanding at November 30, 2005	5,408,976	3.73
Granted	500,500	1.20
Exercised	(27,889)	1.21
Forfeited	(191,164)	1.30
Expired	(813,154)	4.11
Options outstanding at November 30, 2006	4,877,269	$ 3.52

At November 30, 2006, 2005 and 2004, the number of options exercisable was 4,337,191, 4,938,411 and 2,661,653, respectively, and the weighted-average exercise prices of those options were $3.81, $3.96 and $4.00, respectively.

The following table sets forth information regarding options outstanding and exercisable under the Option Plans at November 30, 2006:

	Options Outstanding				Options Exercisable		
Range of exercise prices	Number outstanding	Weighted-average remaining contractual life		Weighted-average exercise price	Number exercisable		Weighted-average exercise price
$ 0.00 – 1.18	249,750	8.5	$	1.05	107,532	$	1.10
1.19 – 2.37	1,471,689	6.3		1.52	1,073,829		1.61
2.38 – 3.56	915,920	4.5		2.99	915,920		2.99
3.57 – 4.75	561,448	4.4		4.19	561,448		4.19
4.76 – 5.94	820,469	5.5		5.20	820,469		5.20
5.95 – 7.12	844,243	5.0		6.15	844,243		6.15
7.13 – 8.31	7,750	3.6		7.59	7,750		7.59
8.32 – 9.50	5,000	3.0		8.77	5,000		8.77
11.88	1,000	3.3		11.88	1,000		11.88
	4,877,269	5.5	$	3.52	4,337,191	$	3.81

On March 23, 1998, the Company entered into an employment agreement with Michael K. Perry, who succeeded Mr. Otto as chief executive officer. Under the terms of the agreement, Mr. Perry was granted 1,295,000 non-transferable stock options (outside the Option Plans) at the grant date fair market value exercise price of $1.625 per share. The options vest over a four-year period, which commenced on October 16, 1998. During fiscal 2006, no options were exercised by Mr. Perry. During fiscal 2005 and 2004, Mr. Perry exercised 10,000 and 157,000 options, respectively. At November 30, 2006, 603,000 of the options are outstanding and exercisable. The options expire on October 15, 2008.

The aggregate intrinsic value of options outstanding and exercisable at November 30, 2006 was $40,000 and $13,000, respectively. The aggregate intrinsic value represents the total intrinsic value based on the Company's average stock price of $1.20 during the twelve months ended November 30, 2006. The weighted-average remaining contractual term for exercisable options is 5.3 years. The intrinsic value of option exercises in the fiscal year ended 2006 was $8,000.

A summary of the Company's unvested stock options as of November 30, 2006 and changes during the fiscal year ended November 30, 2006, were as follows:

	Number of shares		Weighted-average grant date fair value
Unvested stock options at November 30, 2005	470,565	$	0.61
Granted	500,500		0.76
Vested	(239,823)		0.65
Cancelled/expired/forfeited	(191,164)		0.68
Unvested stock options at November 30, 2006	540,078	$	0.70

As of November 30, 2006, there was $220,000 of total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the Option Plans. The cost is expected to be recognized over a weighted-average period of one year.

(13) Income Taxes

Income tax benefit (provision) in the accompanying consolidated statements of operations is comprised of the following for the years ended November 30 *(In thousands)*:

	2006	2005	2004
Current:			
Federal	$ —	$ —	$ (106)
State	(46)	(50)	(60)
Foreign	(128)	(217)	(47)
Total current	(174)	(267)	(213)
Deferred:			
Federal	—	(9,692)	6,696
State	—	(1,044)	726
Foreign	—	—	—
Total deferred	—	(10,736)	7,422
Total benefit (provision)	$ (174)	$ (11,003)	$ 7,209

The difference between the income tax benefit (provision) and income taxes computed using the U.S. federal income tax rate was as follows for the years ended November 30 *(In thousands)*:

	2006	2005	2004
Computed "expected" tax provision	$ 2,204	$ 1,321	$ (1,003)
State and local taxes, net of federal benefit	(64)	(1,224)	798
Change in federal valuation allowance	(2,543)	(11,098)	8,279
Adjustment for prior year and expiring net operating losses	40	170	(40)
Gain on derivative instrument	475	—	—
Accretion expense	(158)	—	—
Deferred compensation	(22)	(2)	(752)
Other	(106)	(170)	(73)
Benefit (provision) for income taxes	$ (174)	$ (11,003)	$ 7,209

At November 30, 2006 the Company had federal net operating loss carryforwards of approximately $33,600,000, which begin to expire in 2011.

The Tax Reform Act of 1986 contains provisions that limit the federal net operating loss carryforwards that may be used in any given year in the event of specified occurrences, including significant ownership changes. If these specified events occur, the Company may lose some or all of the tax benefits of these carry forwards. During fiscal 2004, the Company performed a §382 study and determined that the extent of such limitations for prior years had no effect on the availability of the current net operating losses. The Company believes that the above conclusion remains consistent for fiscal 2006.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets as of November 30 are as follows *(In thousands)*:

	2006	2005
Current deferred tax assets:		
Allowance for doubtful accounts and returns	$ 538	$ 794
Inventory reserves	701	427
Deferred compensation	133	55
Accrued expenses	659	812
Deferred revenue	87	104
Other	26	43
Net current deferred tax assets	2,144	2,235
Current deferred tax liability:		
Foreign currency translation gain	(78)	(2)
Net current deferred tax liability	(78)	(2)
Subtotal deferred tax assets, current portion	2,066	2,233
Long-term deferred tax assets:		
Net operating loss carryforwards	14,089	10,874
Other	160	(24)
Net long-term deferred tax assets	14,249	10,850
Long-term deferred tax liability:		
Intangible assets	(797)	(431)
Net long-term deferred tax liability	(797)	(431)
Subtotal deferred tax assets, long-term	13,452	10,419
Total deferred tax assets	15,518	12,652
Valuation allowance	(15,518)	(12,652)
Net deferred tax assets	$ —	$ —

In assessing the realizability of deferred income tax assets, management follows the guidance contained within SFAS No. 109 "*Accounting for Income Taxes*," which requires that deferred income tax assets or liabilities be reduced by a valuation allowance, if based on weight of available evidence, considering all relevant positive and negative, objective and subjective evidence, it is "more likely than not" that some portion or all of the deferred income tax assets will not be realized. The realization of the gross deferred tax assets is dependent on several factors, including the generation of sufficient taxable income prior to the expiration of the loss carry forwards. In order to realize the benefit associated with net operating losses (NOL), the Company must earn cumulative Federal taxable income of at least $33,600,000 prior to the expiration of those NOL's. The Federal NOL's will begin to expire in 2011 and will fully expire by 2025. Additionally, at November 30, 2006, the Company had California net operating loss carryforwards of approximately $12,430,000 that began to expire in fiscal 2006 and will fully expire by 2017.

Under provisions of SFAS No, 109, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as historical losses, uncertainty of future profitability and determination of exact net operating losses subject to section 382 limitations. The Company has experienced taxable losses during the majority of its reporting periods including its most recent period. Despite the Company's forecasts for future taxable income, it is difficult to predict with certainty future taxable income due to business uncertainties and because of the tax expense from the exercise of stock options and warrants which are not in the control of management. The Company's historical operating losses, particularly the loss incurred in the most recent period make it very difficult to rely on projections beyond a relatively short forecast window to meet the "more likely than not" standard required to conclude that its deferred tax assets will be fully utilized. Therefore, management has concluded that it is appropriate to record a valuation allowance equal to the total deferred income tax assets at November 30, 2006.

(14) Commitments and Contingencies

Letters of Credit

The Company had outstanding letters of credit at November 30, 2006 of $601,000 (Euros 456,000), which expire on June 3, 2009, to support deferred acquisition payments associated with the Medis acquisition to be paid annually through 2009. The deferred acquisition payments are reported in the current and long-term liabilities in the consolidated balance sheet.

Operating Leases

In June 2004, the Company amended the operating lease for the existing 18,000 square-foot facility in San Diego, California to extend the terms of the lease from July 31, 2007 to December 31, 2007. The amended lease terms provide for additional expansion space of approximately 15,000 square-feet effective November 1, 2004, and included a tenant improvement allowance of $225,000 for the construction of building improvements.

In March 2005, the Company amended the operating lease for both the existing and original space in the San Diego, California facility to extend the terms of the lease from December 31, 2007, to December 31, 2009, and to provide for an additional $197,000 of tenant improvement allowance for the construction of building improvements. The lease payments on the original space are $20,000 per month through July 31, 2007, increasing to $22,000 per month through July 31, 2008 with annual increases of 3% each anniversary thereafter. The lease payments on the expansion space commenced on November 1, 2004 at $7,000 per month and then increased to $14,000 per month on November 1, 2005 with a 3% annual increase on each anniversary thereafter. The total future lease commitments on the amended lease through December 31, 2009 approximate $1,342,000. The lease terms provide for rent incentives and escalations for which the Company has recorded a deferred rent liability which is recognized evenly over the entire period. The difference between the base rent paid, which also includes triple net costs, and the straight-line rent expense, as well as rent incentives is $407,000 as of November 30, 2006 and is recorded as deferred rent on the accompanying consolidated balance sheets.

Assets Pledged on Bank Revolving Credit Line and Term Loan

In March 2004, the revolving line of credit was modified to increase the amount available to $5 million and the Company borrowed $7 million on a term loan in connection with the Vermed acquisition. The Company has pledged all assets as collateral and security in connection with the bank term loan and revolving credit line agreement.

In March 2005, the Company's Vermed subsidiary entered into a loan and promissory note agreement subject to a maximum loan availability of $480,000 with VEDA to assist with the purchase and installation of custom designed manufacturing equipment. The note payable is guaranteed by CardioDynamics and secured by the manufacturing equipment.

Rent expense, including triple net building lease, under operating leases was $401,000, $406,000 and $373,000 for the years ended November 30, 2006, 2005 and 2004, respectively. Future minimum lease payments for operating leases as of November 30, 2006 are as follows *(In thousands)*:

Years ending November 30,		Lease Commitments
2007	$	451
2008		475
2009		482
2010		38
Thereafter		—
	$	1,446

Contingent Obligation

As part of the acquisition of Medis, the Company assumed a contingent obligation to repay the German government for public grant subsidies of $364,000 (310,800 Euros, which represents the Company's 80% share) if it does not meet certain conditions through December 31, 2007. The minority shareholders are personally liable for the other 20% share of the contingent obligation.

The grant subsidies were used to assist with the construction of the building now occupied and used for Medis' business operations. The following conditions must be maintained:

- Number of employees must be retained at a minimum level.
- Medis must manufacture at least 50% of it sales volume in medical or comparable devices.
- The Medis business is not allowed to be discontinued or transferred to another owner without transferring the aforementioned conditions and contingent liability associated with the government grant provisions.

The Company has met these conditions and expects to continue to meet the conditions through the December 31, 2007 contingent obligation date.

Legal Proceedings

The Company is from time to time subject to legal proceedings and claims, which arise in the ordinary course of our business. Management believes that resolution of these matters will not have a material adverse effect on our results of operations, financial condition or cash flows.

(15) Employee Benefit Plan

In 1996, the Company established a qualified savings plan under section 401(k) of the Internal Revenue Code of 1986. Employees who are at least 21 years of age are eligible to participate in the plan at the first calendar quarterly entry date after 90 days of service. The Company may make discretionary contributions to the plan. Employer matching contributions were $162,000, $229,000 and $207,000 for the fiscal years ended November 30, 2006, 2005 and 2004, respectively.

(16) Related Party Transactions

The Company receives certain engineering, development and consulting services from Rivertek Medical Systems, Inc., of which the former Chief Technology Officer of the Company was the 100% beneficial owner. The Company paid $74,000, $230,000 and $259,000 for services in fiscal 2006, 2005 and 2004, respectively. There were no amounts payable to Rivertek at November 30, 2006. Amounts payable to Rivertek at November 30, 2005 and 2004 were $65,000 and $145,000, respectively.

(17) Supplementary Financial Data *(Unaudited)*

The following table presents selected unaudited financial results for each of the eight quarters during the two-year period ended November 30, 2006. In the opinion of management, this unaudited information has been prepared on the same basis as the audited information and includes all adjustments (consisting of only normal recurring adjustments) necessary for the fair statement of the financial information for the periods presented, however, in the fourth quarter of 2006, two errors were discovered in the third quarter inventory valuation and estimated reserve calculation which resulted in a $337,000 inventory overstatement and a corresponding under-statement of cost of sales. The errors were corrected in the fourth quarter and therefore the full year results are accurately reflected. Had the additional cost of sales been booked in the third quarter, our gross margin would have been reduced from $4,426,000 to $4,089,000 in the third quarter. The loss from operations would have increased from $935,000 to $1,272,000 in the third quarter and net income would have decreased from $1,002,000 ($0.02 per share) to $665,000 ($0.01 per share). The full year results are reflected accurately and the fourth quarter gross margin would have increased from $4,282,000 to $4,619,000, the fourth quarter loss from operations would have reduced from $868,000 to $531,000 and the net loss would have reduced from $1,467,000 ($0.03 per share) to $1,130,000 ($0.02 per share).

(In thousands, except for per share data):

Year Ended November 30, 2006	First Quarter	Second Quarter[1]	Third Quarter[2]	Fourth Quarter[3]
Net sales	$ 6,528	$ 7,612	$ 7,877	$ 8,325
Gross margin	3,652	3,559	4,426	4,282
Loss from operations	(3,372)	(1,755)	(935)	(870)
Net income (loss)	(3,486)	(2,743)	1,002	(1,467)
Net income (loss) per share – basic and diluted	(.07)	(.06)	.02	(.03)

Year Ended November 30, 2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter[4]
Net sales	$ 9,678	$ 9,370	$ 8,770	$ 9,187
Gross margin	6,331	5,293	5,270	4,593
Loss from operations	(984)	(827)	(1,004)	(1,017)
Net loss	(644)	(682)	(474)	(13,145)
Net loss per share – basic and diluted	(.01)	(.01)	(.01)	(.27)

(1) Second quarter 2006 net loss was impacted by a loss on derivative instruments of $694,000 relating to the convertible debt agreement issued in April 2006. This derivative liability was reclassified to shareholders' equity on November 29, 2006.

(2) Third quarter 2006 net income was impacted by a gain on derivative instruments of $2,158,000 relating to the convertible debt agreement issued in April 2006. This derivative liability was reclassified to shareholders' equity on November 29, 2006.

(3) Fourth quarter 2006 net loss was impacted by a loss on derivative instruments of $274,000 relating to the convertible debt agreement issued in April 2006. This derivative liability was reclassified to shareholders' equity on November 29, 2006.

(4) Fourth quarter 2005 net loss was impacted by an income tax provision of $12.7 million due to the re-establishment of a deferred tax valuation allowance.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

The Company's management has evaluated, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operations of the Company's disclosure controls and procedures (as defined in Securities Exchange Act Rule 13a-15(e)), as of the end of the period covered by this annual report. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this annual report.

(b) Management's Annual Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.

A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company's ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company's annual or interim financial statements that is more than inconsequential will not be prevented or detected. An internal control material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Management of the Company conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Company's management concluded that its internal control over financial reporting was effective as of November 30, 2006. Mayer Hoffman McCann P.C., an independent registered public accounting firm, has issued a report on management's assessment of the Company's internal control over financial reporting, which is included herein.

(c) Changes in Internal Control Over Financial Reporting

The Company has made no changes in its internal control over financial reporting in connection with its fourth quarter evaluation that would materially affect, or are reasonably likely to materially affect, its internal control over financial reporting.

Report of Independent Registered Public Accounting Firm on Internal Controls Over Financial Reporting

To the Shareholders and the Board of Directors of CardioDynamics International Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that CardioDynamics International Corporation (the "Company") maintained effective internal control over financial reporting as of November 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of November 30, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2006, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the financial statement schedule as of and for the year ended November 30, 2006 of the Company and our report dated February 13, 2007 expressed an unqualified opinion on those financial statements and the financial statement schedule.

/s/ Mayer Hoffman McCann P.C.
San Diego, California
February 13, 2007

SHAREHOLDER INFORMATION

Transfer Agent
American Stock Transfer
59 Maiden Lane, Plaza Level
New York, NY 10038

Attorneys
Pillsbury Winthrop Shaw Pittman, LLP
San Diego, CA

Independent Registered Public Accounting Firm
(Current)
BDO Seidman, LLP
San Diego, CA

(2005 and 2006)
Mayer Hoffman McCann P.C.
San Diego, CA

COMPANY INFORMATION

Copies of CardioDynamics' Annual Report and Form 10-K for the year ended November 30, 2006 are available to shareholders without charge. If you wish to receive these reports or other company information, please contact:

Investor Relations
Telephone: 800-778-4825
Email: ir@cdic.com
Web: www.cdic.com

*Cardio***Dynamics**

THE ICG COMPANY

6175 Nancy Ridge Drive, Suite 300 – San Diego, CA 92121 USA – 800-778-4825

END